Filed Pursuant to Rule 424(B)(5)

File Number 333-111483

The information in this prospectus supplement is not complete and may be changed. This prospectus supplement is not an offer to sell these securities and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED NOVEMBER 14, 2005

P R O S P E C T U S   S U P P L E M E N T

(To prospectus dated January 26, 2004)

$175,000,000

        % Convertible Senior Subordinated Notes due 2025

The notes will bear interest at the rate of     % per annum. Interest on the notes is payable on November 15 and May 15 of each year, beginning on May 15, 2006.

The notes are convertible by holders into our common shares or, at our election, cash or any combination of cash and common shares initially at a conversion rate of              common shares per $1,000 principal amount of notes (subject to adjustment in certain events). This is equivalent to a conversion price of approximately $             per share. In addition, if certain corporate transactions that constitute a change of control occur on or prior to November 15, 2012, we will increase the conversion rate in certain circumstances, unless such transaction constitutes a public acquirer change of control and we elect to modify the conversion rate into public acquirer common stock, as described in the prospectus supplement.

The notes will mature on November 15, 2025. We may redeem for cash at any time on or after November 20, 2010 some or all of the notes at specified redemption prices plus any accrued and unpaid interest, to but excluding the date fixed for redemption. See “Description of Notes—Optional Redemption.”

The notes will be our unsecured senior subordinated obligations and will be subordinated in right of payment to all of our senior indebtedness.

Holders may require us to purchase for cash all or a portion of their notes on November 15, 2012, November 15, 2015, and November 15, 2020 or, subject to specified exceptions, upon a designated event (as defined in this prospectus supplement) at 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, if any, to but excluding the purchase date.

Our common shares are quoted on the New York Stock Exchange under the symbol “EDO.” The last reported sale price of our common shares on November 11, 2005, was $28.97 per share.

Investing in the notes involves risks. See “ Risk Factors” beginning on page S-4.

	Per Note	Total
Public offering price	%	$
Underwriting discount	%	$
Proceeds, before expenses, to us	%	$

The underwriters may also purchase from us up to an additional $26.25 million principal amount to cover over-allotments at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus supplement to cover over-allotments.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will be ready for delivery in book-entry form only through The Depository Trust Company on or about November     , 2005.

The date of this prospectus supplement is November     , 2005.

Sole Book-Runner	Joint Lead Manager
Citigroup	Wachovia Securities

In making your investment decision, you should rely only on the information contained in this prospectus supplement and the accompanying prospectus, and the documents incorporated herein and therein by reference. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus supplement, the accompanying prospectus and the documents incorporated herein and therein by reference is accurate only as of their respective dates or as of the other dates which are specified in those documents. Our business, financial condition, results of operations and prospects may have changed since those date.

FORWARD-LOOKING STATEMENTS

We make statements in this prospectus supplement and the accompanying prospectus and the documents we incorporate herein and therein by reference that are considered “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are usually identified by the use of words such as “will,” “anticipates,” “believes,” “estimates,” “expects,” “projects,” “plans,” “intends,” “should” or similar expressions. We intend these forward-looking statements to be covered by the safe harbor provisions for forward-looking statements contained in the Private Securities Reform Act of 1995 and are including this statement for purposes of complying with those safe harbor provisions. These forward-looking statements reflect our current views about our plans, strategies and prospects, which are based on the information currently available to us and on assumptions we have made. Although we believe that our plans, intentions and expectations as reflected in or suggested by those forward-looking statements are reasonable, we can give no assurance that the plans, intentions or expectations will be achieved. We have discussed in this document some important risks, uncertainties and contingencies which could cause our actual results, performance or achievements to be materially different from the forward-looking statements we make in these documents.

We assume no obligation to update publicly any forward-looking statements, whether as a result of new information, future events or otherwise. In evaluating forward-looking statements, you should consider these risks and uncertainties, together with the other risks described from time to time in our reports and documents filed with the SEC, and you should not place undue reliance on those statements.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus supplement. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus supplement, except for information incorporated by reference that is superseded by information contained in this prospectus supplement, the prospectus accompanying this prospectus supplement and any other prospectus supplement or any document we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus supplement. Likewise, any statement in this prospectus supplement, the accompanying prospectus or any document which is incorporated or deemed to be incorporated by reference herein or therein will be deemed to have been modified or superseded to the extent that any statement contained in any other prospectus supplement or any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference herein or therein modifies or supersedes that statement. This prospectus supplement incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2004, including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2005 Annual Meeting of Shareholders, filed with the SEC on March 1, 2005, as amended on Form 10-K/A filed with the SEC on July 29, 2005;

•	our quarterly report on Form 10-Q for the quarter ended March 26, 2005, filed with the SEC on April 29, 2005;

•	our quarterly report on Form 10-Q, for the quarter ended June 25, 2005, filed with the SEC on July 29, 2005;

•	our quarterly report on Form 10-Q, for the quarter ended September 24, 2005, filed with the SEC on October 28, 2005;

•	our definitive proxy statement on Schedule 14A filed with the SEC on March 21, 2005;

•	our current report on Form 8-K filed with the SEC on January 31, 2005;

•	our current report on Form 8-K/A filed with the SEC on February 17, 2005;

•	our current report on Form 8-K filed with the SEC on March 16, 2005;

•	our current report on Form 8-K filed with the SEC on November 10, 2005;

•	our current report on Form 8-K filed with the SEC on November 14, 2005; and

•	the description of our common shares contained in our registration statement on Form S-2 filed with the SEC on June 9, 1983, including any amendment or report filed for the purpose of updating such description.

We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act (excluding any information furnished pursuant to Item 2.02 or 7.01 in any current report on Form 8-K) between the date of this prospectus supplement and the termination of the offering.

We will provide to each person, including any beneficial owner, to whom this prospectus supplement is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus supplement but not delivered with this prospectus supplement. To receive a free copy of any of the documents incorporated by reference in this prospectus supplement, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to our Corporate Secretary, EDO Corporation, 60 East 42nd Street, 42nd Floor, New York, NY 10165 (telephone (212) 716-2000). The information relating to us contained in this prospectus supplement does not purport to be complete and should be read together with the accompanying prospectus and the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus supplement.

SUMMARY

This summary may not contain all the information that may be important to you. You should read this entire prospectus supplement and accompanying prospectus, as well as the documents incorporated by reference in them, before making an investment decision. All references to “we” or “us” in this prospectus supplement refer to EDO Corporation and its consolidated subsidiaries, unless the context indicates otherwise.

EDO Corporation

EDO Corporation was incorporated in New York in 1925 by Earl Dodge Osborn, from whose initials “EDO” is derived. EDO Corporation designs and manufactures a diverse range of products for the defense industry and commercial markets, and provides related engineering and professional services. Major product groups include: aircraft armament, defense electronics, communications, undersea warfare, and integrated structures. EDO’s advanced systems are at the core of the transformation to lighter, faster, and smarter defense capabilities.

Recent Developments

On November 4, 2005, we entered into a Credit Agreement, dated as of November 4, 2005, by and among the Company, Citicorp USA, Inc., as Administrative Agent, Wachovia Bank, National Association, as Syndication Agent, and Bank of America, N.A., as Documentation Agent, and the Lenders and Issuers party thereto (the “Credit Agreement”). The Credit Agreement provides for a revolving credit facility in an aggregate amount equal to $300 million which includes a swing loan facility with a sublimit of $20 million and a letter of credit facility with a sublimit of $100 million. Borrowings under the Credit Agreement mature on November 4, 2010. Borrowings under the Credit Agreement are guaranteed by most of our subsidiaries and are secured by a first-lien security interest in substantially all of our assets and substantially all the assets of the guarantors including, in the case of EDO Corporation, the outstanding equity interests of its subsidiaries. There were no direct borrowings outstanding under the Credit Agreement at November 11, 2005. Letters of Credit outstanding at November 11, 2005 pertaining to the Credit Agreement were $25.6 million.

Our principal executive offices are located at EDO Corporation, 60 East 42nd Street, 42nd Floor, New York, NY 10165, and our telephone number is (212) 716-2000. Our website is www.edocorp.com.

The Offering

Issuer	EDO Corporation

Securities Offered

$175 million principal amount of     % Convertible Senior Subordinated Notes due 2025 (plus up to an additional $26.25 principal amount available for purchase by the underwriters at their option to cover over-allotments).

Offering Price	100% of the principal amount of the notes, plus accrued interest from , 2005, if any, or such other price as the underwriters determine.

Maturity Date	November 15, 2025.

Interest	% per annum on the principal amount, payable semiannually in arrears on May 15 and November 15 of each year, commencing May 15, 2006.

Ranking

The notes are unsecured senior subordinated obligations and are subordinated in right of payment to all our existing and future senior debt and effectively subordinated to all existing and future debt of our subsidiaries. In addition, the notes will rank senior in right of payment to all of our existing and future junior debt. At September 24, 2005, we had no senior debt outstanding and our subsidiaries had approximately $81 million of outstanding obligations (comprised primarily of trade payables and accrued liabilities) and other liabilities to which the notes will be effectively subordinated. In addition, at September 24, 2005, we had an indirect loan of $13.5 million in connection with the ESOP, which is not required to be reflected on the balance sheet in accordance with generally accepted accounting principles, that would effectively have been senior to the notes. However, the indenture under which the notes will be issued will not prevent us or our subsidiaries from incurring additional senior debt or other obligations. See “Description of Notes—Ranking.”

Conversion Rights	Holders may convert their notes at any time prior to the close of business on the business day immediately preceding the maturity date or any redemption date at the conversion rate.

The conversion rate for each $1,000 principal amount note is              common shares. This represents an initial conversion price of approximately $             per common share. In addition, if certain corporate transactions that constitute a change of control occur on or prior to November 15, 2012, we will increase the conversion rate in certain circumstances, unless such change of control constitutes a public acquirer change of control and we elect to modify the conversion rate into public acquirer common stock. See “Description of Notes—Conversion Rights—Fundamental Changes; Make Whole Amount and Public Acquirer Change of Control.”

Upon conversion, we will deliver our common shares or, in lieu thereof, cash or a combination of cash and common shares at our election. If we elect to pay holders cash upon conversion, such payment will be based on the average of the sale prices for the 20 day trading day period beginning on the third trading day immediately following the conversion date of the notes.

As described in this prospectus supplement, the conversion rate may be adjusted upon the occurrence of certain events, including for any cash dividend, but it will generally not be adjusted for accrued and unpaid interest. You will not receive any cash payment representing accrued and unpaid interest upon conversion of a note. Instead, interest will be deemed cancelled, extinguished and forfeited upon conversion. Notes called for redemption may be surrendered for conversion prior to the close of business on the business day immediately preceding the redemption date.

Optional Redemption

We may redeem for cash at any time on or after November 20, 2010 some or all of the notes at any time at specified redemption prices plus any accrued and unpaid interest, to but excluding the date fixed for redemption. See “Description of Notes—Optional Redemption.”

Purchase of Notes By Us at the Option of the Holder

Holders of notes have the right to require us to purchase for cash all or a portion of their notes on November 15, 2012, November 15, 2015 and November 15, 2020, each of which we refer to as a purchase date.

In each case, we will pay a purchase price equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest. For more information about the purchase of notes by us at the option of the holder, see “Description of Notes—Purchase of Notes By Us at the Option of the Holder.”

Designated Event

Upon a designated event (as described under “Description of Notes—Designated Event Requires Us to Purchase Notes at the Option of the Holder”), each holder of the notes may require us to repurchase for cash some or all of its notes at a purchase price equal to 100% of the principal amount of the notes plus any accrued and unpaid interest. See “Description of Notes—Designated Event Requires Us to Purchase Notes at the Option of the Holder.”

Make Whole Amount and Public Acquirer Change of Control

If the effective date or anticipated effective date of certain transactions that constitute a change of control occur on or prior to November 15, 2012, under certain circumstances, we will increase the conversion rate by a number of additional shares for any conversion of notes in connection with such transactions, as described under “Description of Notes—Conversion Rights—Fundamental Changes; Make Whole Amount and Public Acquirer Change of Control.” The amount of additional shares will be determined based on the related effective date and the price paid per share of our common shares in such transaction. However, if such transaction constitutes a public acquirer change of control, in lieu of increasing the conversion rate, we may elect to modify the conversion rate such that upon conversion of the notes, we will deliver acquirer common stock as described under “Description of Notes—Conversion Rights—Fundamental Changes; Make Whole Amount and Public Acquirer Change of Control.”

Use of Proceeds	We intend to use the net proceeds from this offering to redeem all of our 5.25% Convertible Subordinated Notes due 2007, and for general corporate purposes. See “Use of Proceeds.”

Trading	We have not applied and do not intend to apply to list the notes on any exchange. Our common shares are quoted on the New York Stock Exchange under the symbol “EDO.”

RISK FACTORS

This section describes some, but not all, of the risks of purchasing notes in the offering. Before purchasing notes, you should carefully consider these risks, in addition to the other information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus, including but not limited to those stated in the section titled “Risk Factors” in our annual report on Form 10-K/A for the year ended December 31, 2004 and our current report on Form 8-K filed with the SEC on November 14, 2005. In connection with the forward-looking statements that appear in this document, you should carefully review the factors discussed below and the cautionary statements referred to in “Forward-Looking Statements.”

Risks Related To This Offering

The market price of the notes could be significantly affected by the market of our common shares, which may fluctuate significantly.

We expect that the market price of the notes will be significantly affected by the market price of our common shares. The market price of our common shares has been and may continue to be volatile. In particular, the volatility of our shares is influenced by lower trading volume and lower public ownership relative to other publicly held competitors. For example, our share price ranged from $20.71 per share to $32.42 per share for the year ended December 31, 2004. Our average weekly trading volume for the year ended December 31, 2004 was about 496,000 shares. Having a relatively high percentage of our shares owned by the ESOP and long-term institutional holders means that our shares are relatively less liquid and thus more susceptible to large price fluctuations.

The following factors, among others, may have a significant impact on the market price of our common shares:

•	the sale or attempted sale of a large amount of our common shares into the market;

•	announcements of technological innovations or new products by us or our competitors;

•	announcements of acquisitions by us or our competitors;

•	quarterly fluctuations in our operating and financial results;

•	earnings below analysts’ expectations;

•	financial performance and other activities of our publicly-traded competitors; and

•	publicity regarding actual or potential governmental contracts, or products under development by us or our competitors.

Our quarterly financial results are subject to variation, which may cause the price of our common shares to decline.

We do not currently provide estimates of our revenues or results of operations on a quarterly basis. Our financial results may fluctuate from quarter-to quarter due to a variety of factors, many of which are beyond our control. Some of these factors include:

•	the termination or modification of one or more significant contracts in a particular quarter;

•	the timing of any revisions to our estimates of sales and profits under long-term, fixed price contracts, which could cause a decrease in profit margins or increases in loss provisions in a given period;

•	costs associated with bidding on competitively awarded contracts;

•	the loss of revenue in a given period due to the obsolescence of any of our products due to technological change;

•	the timing of revenue recognition on significant long-term contracts;

•	the inability to obtain materials and components used in our systems and equipment at competitive prices on a short-term basis;

•	the timing of our product launches; and

•	changes in national defense policy and spending.

Due to these factors or other unanticipated events, quarter-to-quarter comparisons of our operating results may not be reliable indicators of our future performance. This could cause the market price of any of our securities to decline, perhaps significantly.

The notes are unsecured and subordinated to our senior debt and are effectively subordinated to the obligations of our subsidiaries.

The notes are unsecured which means that you will have no recourse to our specific assets if a default occurs under the notes. In addition, the notes are our senior subordinated obligations, which means the notes rank junior in right of payment to all of our existing and future senior debt. As a result of such subordination, in the event of our bankruptcy, liquidation or reorganization or upon acceleration of the notes due to an event of default under the indenture and in certain other events, our assets will be available to pay obligations on the notes only after all senior debt has been paid in full in cash or other payment satisfactory to the holders of the senior debt, and there may not be sufficient assets remaining to pay amounts due on any or all of the notes then outstanding. The notes are also effectively subordinated to the liabilities, including trade payables, of our subsidiaries.

The indenture does not prohibit or limit the incurrence of senior debt or the incurrence of other indebtedness and other liabilities by us or any of our subsidiaries. The incurrence of additional indebtedness and other liabilities by us or our subsidiaries could adversely affect our ability to pay our obligations on the notes. As of September 24, 2005, we had $137.8 million in outstanding 5.25% Convertible Subordinated Notes due 2007 all of which we intend to redeem with the proceeds of this Offering, $23.9 million in outstanding letters of credit and the indirect loan of $13.5 million in connection with the ESOP, which is not required to be reflected on the balance sheet in accordance with generally accepted accounting principles, that would effectively have been senior to the notes, and our subsidiaries had no indebtedness or other liabilities, excluding intercompany liabilities and obligations of the type not required to be reflected on a balance sheet in accordance with generally accepted accounting principles, that would effectively have been senior to the notes. As of September 24, 2005, we had no other liabilities that would have been of the same ranking as the notes. We anticipate that from time to time we will incur additional debt and other liabilities, including senior debt, and that from time to time our subsidiaries will incur additional debt and other liabilities. See “Description of Notes—Subordination.”

The notes are our obligations exclusively. However, since we conduct a substantial portion of our operations through our subsidiaries, our cash flow and our consequent ability to service our debt, including the notes, depends in part upon the earnings of our subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to us. The payment of dividends and the making of loans and advances to us by our subsidiaries may be subject to statutory or contractual restrictions, depend upon the earnings of those subsidiaries and be subject to various business considerations.

The indenture does not contain any financial covenants. Consequently, we are not required under the indenture to meet any financial tests, such as those that measure our working capital, interest coverage, fixed charge or net worth, in order to maintain compliance with the terms of the indenture.

Our ability to purchase notes upon the occurrence of a designated event or on the scheduled purchase dates is limited.

Upon the occurrence of a designated event, or on November 15, 2012, November 15, 2015 and November 15, 2020, each holder of notes will have the right, at the holder’s option, to require us to repurchase such holder’s notes for a cash price equal to the principal amount of the notes to be repurchased plus accrued and unpaid interest to the purchase date. If any such event were to occur, there can be no assurance that we would have sufficient funds to pay the repurchase price for all notes tendered by the holders of the notes. In addition, the terms of our existing or future credit or other agreements relating to indebtedness, including senior debt, may prohibit us from purchasing any notes and may also provide that a designated event, as well as certain other change of control events related to us, would constitute an event of default under such agreements. If a designated event or a put date occurs at a time when we are prohibited from purchasing notes, we could seek the consent of our then existing lenders to the purchase of notes or could attempt to refinance the borrowings that contain such prohibition. If we do not obtain such consents or repay such borrowings, we would remain prohibited from purchasing notes. In such case, our failure to purchase tendered notes could constitute a further default under the terms of other indebtedness that we have entered into or may enter into from time to time. In such circumstances, the subordination provisions in the indenture would likely restrict payments to the holders of notes.

The notes do not restrict our ability to incur additional debt, repurchase our securities or to take other actions that could negatively impact holders of the notes.

We are not restricted under the terms of the notes from incurring additional debt, including secured debt, or repurchasing our securities. In addition, the limited covenants applicable to the notes do not require us to achieve or maintain any minimum financial results relating to our financial position or results of operations. Our ability to recapitalize, incur additional debt and take a number of other actions that are not limited by the terms of the notes could have the effect of diminishing our ability to make payments on the notes when due. Certain of our other debt instruments may, however, restrict these and other actions.

We will have broad discretion over use of net proceeds from this offering and may not use them effectively.

We intend to use the net proceeds from this offering to redeem all of our 5.25% Convertible Subordinated Notes due 2007 and, to the extent not so used, for general corporate purposes. Future events, including changes in competitive conditions, the availability of other financing and funds generated from operations and the status of our business from time to time, may make changes in the allocation of the net proceeds of this offering necessary and desirable. The failure of our management to apply these net proceeds effectively could adversely affect our ability to continue to develop and grow our business.

Future sales of our common shares in the public market or the issuance of securities senior to our common shares could adversely affect the trading price of our common shares and the value of the notes and our ability to raise funds in new share offerings.

Future sales of substantial amounts of our common shares or equity-related securities in the public market, or the perception that such sales could occur, could adversely affect prevailing trading prices of our common shares and the value of the notes and could impair our ability to raise capital through future offerings of equity or equity-related securities. No prediction can be made as to the effect, if any, that future sales of common shares or the availability of common shares for future sale, will have on the trading price of our common shares or the value of the notes.

There has been no trading market for the notes and an active trading market for the notes may not develop.

Prior to this offering there has been no trading market for the notes. Although the underwriters have advised us that they currently intend to make a market in the notes, they are not obligated to do so and may discontinue such market making at any time without notice. In addition, such market making activity will be subject to the limits imposed by the Securities Act and the Securities Exchange Act of 1934, as amended, or the Exchange Act. Accordingly, there can be no assurance that any market for the notes will develop or, if one does develop, that it will be maintained. If an active market for the notes fails to develop or be sustained, the trading price of the notes could be materially and adversely affected. We do not intend to apply for listing of the notes on any securities exchange.

The terms of the notes will not provide protection against some types of important corporate events.

Upon the occurrence of a designated event, we may be required to offer to repurchase all of the notes then outstanding. However, certain important corporate events, such as leveraged recapitalizations, that would increase the level of our indebtedness, may not constitute a “designated event” under the indenture governing the notes. Therefore, if an event occurs that does not constitute a “designated event,” we will not be required to make an offer to repurchase the notes and you may be required to continue to hold your notes despite the event. See “Description of Notes—Designated Event Requires Us to Purchase Notes at the Option of the Holder.”

You may have to pay taxes if we adjust the conversion rate of the notes in certain circumstances, even though you would not receive any cash.

We will adjust the conversion rate of the notes for stock splits and combinations, stock dividends, certain cash dividends and certain other events that affect our capital structure. Please read “Description of Notes—Conversion Rights—Fundamental Changes; Make Whole Amount and Public Acquirer Change of Control” and “Description of Notes—Conversion Rights—Conversion Rate Adjustments.” If we adjust the conversion rate, in certain circumstances you may be treated as having received a constructive distribution from us, resulting in taxable income to you for U.S. federal income tax purposes, even though you would not receive any cash in connection with the adjustment to the conversion rate and even though you might not exercise your conversion right. In addition, non-U.S. holders (as defined in “Material United States Federal Income Tax Considerations”) of the notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. federal withholding requirements. Please read “Material United States Federal Income Tax Considerations—Consequences to U.S. Holders—Constructive Distributions” and “Material United States Federal Income Tax Considerations—Consequences to Non-U.S. Holders—Dividends on EDO’s common shares.”

The tax treatment of our delivery of cash and common shares upon conversion of the notes is unclear.

If you elect to convert the notes into our common shares, we may elect to deliver to you cash or a combination of cash and common shares, in lieu of solely common shares. The federal income tax treatment of the conversion of notes into a combination of cash and common shares is uncertain, and you are urged to consult your tax advisor regarding the treatment of such a conversion. Please read “Material United States Federal Income Tax Considerations.”

The make whole amount payable on notes converted in connection with a change of control may not adequately compensate you for the lost option time value of your notes as a result of such change of control.

If the effective date or anticipated effective date of certain change of control transactions occurs on or prior to November 15, 2012, we will increase, for the time period described herein, the conversion rate by a number of additional shares for any notes converted in connection with such change of control. The number of additional shares will be determined based on the effective date of the change of control and the price paid per share of our common shares in the transaction constituting the change of control, as described below under “Description of Notes—Conversion Rights—Fundamental Changes; Make Whole Amount and Public Acquirer Change of Control.” While the number of additional shares is designed to compensate you for the lost option time value of your notes as a result of such change of control, the number of additional shares is only an approximation of such lost value and may not adequately compensate you for such loss. In addition, if a change of control occurs after November 15, 2012, or if our share price is equal to or less than $         per share or equal to or greater than $         per share, the conversion rate will not be increased. In no event will the total number of our common shares, if

any, issuable upon conversion of the notes exceed          per $1,000 principal amount of notes, subject to adjustment. Our obligation to deliver the additional shares upon a change of control could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies. In addition, in certain circumstances, upon a change of control arising from our acquisition by a public company, we may elect to adjust the conversion rate as described under “Description of Notes—Conversion Rights—Fundamental Changes; Make Whole Amount and Public Acquirer Change of Control” and, if we so elect, holders of the notes will not be entitled to the increase in the conversion rate described above.

As a holder of notes, you will not be entitled to any rights with respect to our common shares, but you will be subject to all changes made with respect to our common shares.

If you hold notes, you will not be entitled to any rights with respect to our common shares (including, without limitation, voting rights and rights to receive any dividends or other distributions on our common shares), but you will be subject to all changes affecting our common shares. You will have the rights with respect to our common shares only if and when we deliver shares of common shares, if any, to you upon conversion of your notes and, in limited cases, under the conversion rate adjustments applicable to the notes. For example, in the event that an amendment is proposed to our certificate of incorporation or bylaws requiring shareholder approval and the record date for determining the shareholders of record entitled to vote on the amendment occurs prior to the delivery of common shares, if any, to you, you will not be entitled to vote on the amendment, although you will nevertheless be subject to any changes in the powers, preferences or special rights of our common shares.

The repurchase rights in the notes triggered by a fundamental change could discourage a potential acquiror.

The repurchase rights in the notes triggered by a fundamental change, as described under the heading “Description of Notes—Designated Event Requires Us to Purchase Notes at the Option of the Holder,” could discourage a potential acquiror. The term “fundamental change” is limited to specified transactions and may not include other events that might adversely affect our financial condition or business operations. Our obligation to offer to repurchase the notes upon a fundamental change would not necessarily afford you protection in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

The conversion rate of the notes may not be adjusted for all dilutive events that may occur.

The conversion rate of the notes is subject to adjustment for certain events including, but not limited to, the issuance of stock dividends on our common shares, the issuance of certain rights or warrants, subdivisions or combinations of our common shares, certain distributions of assets, debt securities, or cash to holders of our common shares and certain tender or exchange offers as described under “Description of Notes—Conversion Rights—Conversion Rate Adjustments.” The conversion rate will not be adjusted for other events, such as stock issuances for cash, that may adversely affect the trading price of the notes or the common shares. There can be no assurance that an event that adversely affects the value of the notes, but does not result in an adjustment to the conversion rate, will not occur.

If we elect a cash settlement, upon conversion of the notes, you may receive fewer proceeds than expected because the value of our common shares may decline between the day that you exercise your conversion right and the day the conversion value of your notes is determined.

If we elect to cash settle a conversion of the notes, the conversion value that you will receive upon conversion of your notes is determined by the average of the sale price of our common shares for 20 consecutive trading days beginning on the third trading day immediately following the day you deliver your conversion notice to the conversion agent. If the price of our common shares decreases after we receive your notice of conversion and prior to the end of the applicable ten trading day period, the conversion value you receive will be adversely affected.

USE OF PROCEEDS

We estimate that the net proceeds from the issuance of the notes will be approximately $170 million, after deducting underwriting discounts and commissions and expenses of the offering or $195 million if the underwriters’ over-allotment option to purchase additional notes is exercised in full. We intend to use the net proceeds to redeem all of our 5.25% Convertible Subordinated Notes due 2007 and, to the extent not so used, for general corporate purposes.

RATIO OF EARNINGS TO FIXED CHARGES

	Years Ended December 31,										Nine Months Ended September 24, 2005
	2000		2001		2002		2003		2004
Ratio of Earnings to Fixed charges	2.1	x	6.0	x	3.8	x	2.8	x	4.3	x	4.0	x

For purposes of computing the ratio of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes plus fixed charges. “Fixed charges” consists of interest and amortization of capitalized debt issuance costs, and the portion of rental expense deemed to represent interest.

PRICE RANGE OF COMMON SHARES AND DIVIDEND POLICY

Our common shares are traded on the New York Stock Exchange under the symbol “EDO.” The following table sets forth for the quarters indicated, the high and low per share prices of our common shares and the cash dividends paid per common share.

	EDO Common Share Prices		Cash Dividends per Common Share
	High	Low
Year Ended December 31, 2002:
Quarter Ended March 30, 2002	$31.15	$21.99	$0.03
Quarter Ended June 29, 2002	$32.90	$25.90	$0.03
Quarter Ended September 28, 2002	$28.49	$17.50	$0.03
Quarter Ended December 31, 2002	$22.65	$15.50	$0.03

Year Ended December 31, 2003:
Quarter Ended March 29, 2003	$21.60	$14.75	$0.03
Quarter Ended June 28, 2003	$20.31	$14.97	$0.03
Quarter Ended September 27, 2003	$23.59	$17.09	$0.03
Quarter Ended December 31, 2003	$25.95	$19.70	$0.03

Year Ended December 31, 2004:
Quarter Ended March 27, 2004	$27.20	$23.10	$0.03
Quarter Ended June 26, 2004	$25.89	$20.71	$0.03
Quarter Ended September 25, 2004	$28.01	$22.31	$0.03
Quarter Ended December 31, 2004	$32.42	$26.24	$0.03

Year Ended December 31, 2005:
Quarter Ended March 26, 2005	$32.87	$27.16	$0.03
Quarter Ended June 25, 2005	$30.89	$26.58	$0.03
Quarter Ended September 24, 2005	$31.63	$26.86	$0.03
Quarter Ended December 31, 2005	$30.39	$27.36
(through November 11, 2005)

We expect to pay comparable dividends in the future. However, any future cash dividends will depend upon our results of operations, financial condition, cash requirements, availability of surplus and such other factors as our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our consolidated capitalization at September 24, 2005 on an actual basis and as adjusted to give effect to the issuance of the notes and the use of the net proceeds from the issuance to redeem all of our 5.25% Convertible Subordinated Notes due 2007. See “Use of Proceeds.” This table should be read in conjunction with our consolidated financial statements and the notes incorporated by reference into this document.

	Actual September 24, 2005	As adjusted September 24, 2005
	(Unaudited) ($ in thousands)
Cash and cash equivalents	$48,388	$74,251

Debt:
Borrowings under revolving credit facility	$—	$—
5.25% Convertible Subordinated Notes due 2007	137,800	—
% Convertible Senior Subordinated Notes due 2025	—	175,000

Total debt	$137,800	$175,000

Shareholders’ equity:
Preferred shares, par value $1 per share, authorized 500,000 shares	$—	$—
Common shares, par value $1 per share; 50,000,000 shares authorized; 20,302,365 issued(1)	20,302	20,302
Additional paid-in capital	166,172	166,172
Retained earnings	113,217	110,662
Accumulated other comprehensive loss, net of income tax	(42,491)	(42,491)
Treasury shares at cost (99,204 shares)	(1,625)	(1,625)
Unearned Employee Stock Ownership Plan shares	(15,101)	(15,101)
Deferred compensation under Long-Term Incentive Plan	(4,462)	(4,462)
Management group receivables	(210)	(210)

Total shareholders’ equity	$235,802	$233,247

Total capitalization	$373,602	$408,247

(1)	Excludes common shares reserved for issuance pursuant to stock option plans and other compensatory plans. “As Adjusted” column does not give effect to any common shares issuable upon conversion of the notes offered hereby.

DESCRIPTION OF NOTES

The notes will be issued under our subordinated indenture dated as of              between us and, HSBC Bank USA, National Association as trustee. Copies of the form of indenture and notes will be made available to prospective investors in the notes upon request to us. The following is a summary of certain provisions of the indenture and does not purport to be complete. Reference should be made to all provisions of the indenture, including the definitions of certain terms contained therein. In this section, “EDO,” “we,” “our” and “us” each refers only to EDO Corporation and not to any existing or future subsidiary.

General

The notes are unsecured senior subordinated obligations of EDO and are convertible as described under “Conversion Rights” below. The notes are limited to an aggregate principal amount of $175 million (or $201.25 million if the underwriters exercise their option to cover over-allotments in full) and will mature on November 15, 2025.

The notes bear interest at the rate of     % per year from                     , 2005, or from the most recent date to which interest had been paid or provided for. Interest is payable semi-annually in arrears on November 15 and May 15 of each year, commencing May 15, 2006, to holders of record at the close of business on the preceding November 1 and May 1, respectively. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months. In the event of the maturity, conversion, purchase by us at the option of the holder or redemption of a note, interest ceases to accrue on the note under the terms of and subject to the conditions of the indenture.

Principal of and interest on the notes will be payable, and notes may be presented for conversion, registration of transfer and exchange, without service charge, at our office or agency in New York, New York, which is initially the office or agency of the trustee in New York, New York. See “—Form, Denomination and Registration.” At our option, payment of interest may be made by check mailed to the holders of the notes at their respective addresses set forth in the register of holders of notes.

The indenture does not contain any financial covenants or any restrictions on the payment of dividends, the incurrence of senior debt or other indebtedness, or the issuance or repurchase of securities by us. The indenture contains no covenants or other provisions to protect holders of the notes in the event of a highly leveraged transaction or a fundamental change, except to the extent described under “—Designated Event Requires Us to Purchase Notes at the Option of the Holder” below.

Discharge, defeasance and covenant defeasance, as those terms are described in the indenture, will not apply with respect to the notes.

Ranking

The notes are unsecured senior subordinated obligations and are subordinated in right of payment, as provided in the indenture, to the prior payment in full of all of our existing and future senior debt and equal in right of payment with all of our existing and future senior subordinated debt. In addition, the notes are senior in right of payment to all our existing and future subordinated debt. The notes are also effectively subordinated to all existing and future liabilities of our subsidiaries.

As of September 24, 2005, we had no senior debt outstanding and our subsidiaries had approximately $81 million of outstanding obligations (comprised primarily of trade payables and accrued liabilities) and other liabilities to which the notes will be effectively subordinated. In addition, at September 24, 2005, we had an indirect loan of $13.5 million in connection with the ESOP, which is not required to be reflected on the balance sheet in accordance with generally accepted accounting principles, that would effectively have been senior to the notes. The indenture does not limit the creation, incurrence, assumption or guarantee of other indebtedness (including senior debt) in the future.

Any senior debt will continue to be senior debt and will be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any of its terms.

The indenture will provide that in the event of any payment or distribution of our assets upon our dissolution, winding up, liquidation or reorganization, the holders of our senior debt shall first be paid in respect of all senior debt in full in cash or other payment satisfactory to the holders of senior debt before we make any payments of principal of, premium, if any, and interest on the notes. In addition, if the notes are accelerated because of an event of default, the holders of any senior debt would be entitled to payment in full in cash or other payment satisfactory to the holders of senior debt of all obligations in respect of senior debt before the holders of the notes are entitled to receive any payment or distribution. Under the indenture, we must promptly notify holders of senior debt if payment of the notes is accelerated because of an event of default.

The indenture will further provide that if any default by us has occurred and is continuing in the payment of principal of, premium, if any, or interest on, or rent or other payment obligations in respect of, any designated senior debt whether by acceleration or otherwise, then no payment shall be made on account of principal of and interest on the notes until (i) all such payments due in respect of that senior debt have been paid in full in cash or other payment satisfactory to the holders of that senior debt and (ii) at the time of, or immediately after giving effect to, any such payment of principal of or interest on the notes, there does not exist under any senior debt or any agreement pursuant to which any senior debt has been issued any default that shall not have been cured or waived and that shall have resulted in the full amount of such senior debt being declared due and payable.

During the continuance of any event of default with respect to any designated senior debt (other than a default in payment of the principal of or premium, if any, or interest on, rent or other payment obligations in respect of any designated senior debt), permitting the holders thereof to accelerate the maturity thereof (or, in the case of any lease, permitting the landlord either to terminate the lease or to require us to make an irrevocable offer to terminate the lease following an event of default thereunder), we may not make any payment, directly or indirectly, with respect to principal of and interest on the notes for 179 days following written notice to us, from any holder, representative or trustee under any agreement pursuant to which that designated senior debt may have been issued, that such an event of default has occurred and is continuing, unless such event of default has been cured or waived or that designated senior debt has been paid in full in cash or other payment satisfactory to the holders of that designated senior debt.

Notwithstanding the foregoing (but subject to the provisions described above limiting payment on the notes in certain circumstances), unless the holders of such designated senior debt or the representative of such holders shall have accelerated the maturity of such designated senior debt, we may resume payments on the notes after the end of such blockage period. Not more than one payment blockage notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to one or more issues of designated senior debt during such period.

If the trustee or any holder of the notes receives any payment or distribution of our assets in contravention of the subordination provisions on the notes before all senior indebtedness is paid in full in cash or other payment satisfactory to holders of senior debt, then such payment or distribution will be held in trust for the benefit of holders of senior debt or their representatives to the extent necessary to make payment in full in cash or payment satisfactory to the holders of senior debt of all unpaid senior debt.

“Senior debt” means all amounts due on obligations in connection with any of the following, whether outstanding at the date of execution of the indenture, or thereafter incurred or created:

•	the principal of (and premium, if any) and interest due on our indebtedness for borrowed money and indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by us;

•	all of our capital lease obligations;

•	all of our obligations for the reimbursement on any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

•	all of our obligations in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contracts and other similar agreements;

•	all obligations of the types referred to above of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise; and

•	all obligations of the types referred to above of other persons secured by any lien on any property or asset of ours (whether or not such obligation is assumed by us).

However, senior debt does not include:

•	any indebtedness which expressly provides that such indebtedness shall not be senior in right of payment to the notes, or that such indebtedness shall be subordinated to any other of our indebtedness, unless such indebtedness expressly provides that such indebtedness shall be senior in right of payment to the notes;

•	indebtedness evidenced by the notes;

•	any indebtedness or liability for compensation to employees, for goods or materials purchased in the ordinary course of business or for services;

•	any of our indebtedness to any subsidiary; and

•	any liability for federal, state, local or other taxes owed or owing by us.

“Designated senior debt” means (a) any debt outstanding under the Credit Agreement and (b) after payment in full of all obligations under the Credit Agreement, any other senior debt permitted under the indenture the principal amount of which is $35.0 million or more and that has been designated by us as designated senior debt.

“Senior subordinated debt” means, with respect to us, the notes and any other indebtedness of ours that specifically provides that such indebtedness is to have the same rank as the notes in right of payment and is not subordinated by its terms in right of payment to any indebtedness or other obligation of ours that is not senior indebtedness.

“Subordinated debt” means, with respect us, any indebtedness of ours that specifically provides that such indebtedness is subordinated to the notes.

By reason of these subordination provisions, in the event of insolvency, funds that we would otherwise use to pay the holders of notes will be used to pay the holders of senior debt to the extent necessary to pay senior debt in full in cash or other payment satisfactory to the holders of senior debt. As a result of these payments, our general creditors may recover less, ratably, than holders of senior debt and such general creditors may recover more, ratably, than holders of notes.

The notes are effectively subordinated to all existing and future liabilities of our subsidiaries. Any right we have to receive assets of our existing subsidiaries or any future subsidiaries upon the latter’s liquidation or reorganization (and the consequent right of the holders of the notes to participate in those assets) will be effectively subordinated to the claims of that subsidiary’s creditors, except to the extent that we are ourselves recognized as a creditor of that subsidiary, in which case our claims would still be subordinate to any security interests in the assets of that subsidiary and any indebtedness of that subsidiary senior to that held by us. There are no restrictions in the indenture on the ability of our existing subsidiaries or any future subsidiaries to incur indebtedness or other liabilities.

We will be obligated to pay reasonable compensation to the trustee and to indemnify the trustee against any losses, liabilities or expenses incurred by it in connection with its duties relating to the notes. The trustee’s claims for such payments will be senior to those of holders of the notes in respect of all funds collected or held by the trustee.

Conversion Rights

General

Subject to the conditions and during the periods described below, and subject to our option to elect a cash settlement as described below, holders may convert their notes, in whole or in part, into our common shares at any time prior to the close of business on the business day immediately preceding the maturity date or redemption date of the notes, unless previously redeemed or purchased. The initial conversion rate is              common shares per $1,000 principal amount of notes, which represents an initial conversion price of approximately $             per share.

The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as set forth in “—Conversion Rate Adjustments” and “—Fundamental Changes; Make Whole Amount and Public Acquirer Change of Control” below. A holder may convert fewer than all of such holder’s notes so long as the notes converted are a multiple of $1,000 principal amount.

Upon conversion of a note, a holder will generally not receive any cash payment of interest (unless such conversion occurs between a regular record date and the interest payment date to which it relates) and we will not adjust the conversion rate to account for accrued and unpaid interest. As a result, any accrued and unpaid interest to the conversion date is deemed to be cancelled, extinguished and forfeited upon conversion. For a discussion of the tax treatment to a holder receiving our common shares upon conversion, see “Material United States Federal Income Tax Considerations.”

We are not required to issue fractional shares of common shares upon conversion of notes and, in lieu of fractional shares, we will pay a cash adjustment based upon the sale price of the common shares on the last trading day prior to the date of conversion.

If a holder converts notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of our common shares upon the conversion, if any, unless the tax is due because the holder requests the shares to be issued or delivered to a person other than the holder, in which case the holder will pay that tax.

If a holder wishes to exercise its conversion right, such holder must deliver an irrevocable duly completed conversion notice, together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The date the holder complies with the foregoing requirements is the “conversion date” under the indenture. The conversion agent will, on the holder’s behalf, convert the notes into our common shares, subject to our right to cash settlement as described below. Holders may obtain copies of the required form of the conversion notice from the conversion agent. A certificate, or a book-entry transfer through The Depository Trust Company, New York, New York, or DTC, for the number of full shares of our common shares into which any notes are converted, if any, together with a cash payment for any fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day following the conversion date, unless we elect a cash settlement, as described below. The trustee will initially act as the conversion agent.

If a holder has already delivered a purchase notice as described under either “—Purchase of Notes By Us at the Option of the Holder” or “—Designated Event Requires Us to Purchase Notes at the Option of the Holder” with respect to a note, however, the holder may not surrender that note for conversion until the holder has withdrawn the purchase notice in accordance with the indenture.

Holders of notes at the close of business on a regular record date will receive payment of interest payable on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on the applicable regular record date. Notes surrendered for conversion by a holder during the period from the close of business on any regular record date to the opening of business on the next interest payment date must be accompanied by payment of an amount equal to the interest that the holder is to receive on the notes; provided, however, that no such payment need be made (1) if we have specified a redemption date that is after a record date and on or prior to the next interest payment date, (2) if we have specified a purchase date following a designated event that is after a record date and on or prior to the next interest payment date or (3) only to the extent of overdue interest, if any overdue interest exists at the time of conversion with respect to such note.

Cash Settlement Option

Upon conversion, we will have the right to deliver, in lieu of our common shares, cash or a combination of cash and common shares. We will inform converting holders through the trustee no later than two business days following the conversion date if we elect to pay cash in lieu of delivering common shares and will specify in such notice the percentage of the common shares otherwise deliverable for which we will pay cash or a specified dollar amount. We may, in lieu of sending individual notices of our election, send one notice to all holders of the method we choose to satisfy our conversion obligations for conversions following our notice of redemption of the notes or on or following the twenty-fifth trading day preceding the maturity date. If we do not give any notice within the applicable time period as to how we intend to settle, we shall satisfy our conversion obligation only in our common shares (and cash in lieu of fractional shares). If we elect to pay holders cash upon conversion, such payment will be based on the average price of our common shares. If we elect cash settlement, the conversion settlement date on which we deliver the cash and common shares, if any, to converting holders will be the third business day following the determination of the average price. If we elect to cash settle any portion of the notes, we will deliver cash in lieu of any fractional common shares issuable in connection with any conversion of notes based upon the average price.

The “average price” of our common shares means, with respect to any conversion of notes, the average of the sale prices of our common shares over the 20 trading day period beginning on the third trading day immediately following the applicable conversion date.

The “sale price” of our common shares on any date means the closing sale price per share (or if no closing sale price is reported, the average of the bid and asked prices or, if more than one in either case, the average of the average bid and the average asked prices) on that date as reported in transactions for the principal U.S. securities exchange on which our common shares are traded or, if our common shares are not listed on a U.S. national or regional securities exchange, as reported by the Nasdaq National Market. The sale price will be determined without reference to after-hours or extended market trading.

If our common shares are not listed for trading on a U.S. national or regional securities exchange and not reported by the Nasdaq National Market on the relevant date, the “sale price” will be the last quoted bid price for our common shares in the over-the-counter market on the relevant date as reported by the National Quotation Bureau or similar organization.

If our common shares are not so quoted, the “sale price” will be the average of the mid-point of the last bid and asked prices for our common shares on the relevant date from each of at least two nationally recognized independent investment banking firms selected by us for this purpose.

“Trading day” means a day during which trading in securities generally occurs on the New York Stock Exchange or, if our common shares are not then listed on the New York Stock Exchange, on the principal other national or regional securities exchange on which our common shares are then listed or, if our common shares are not then listed on a national or regional securities exchange, on the National Association of Securities Dealers Automated Quotation System (“Nasdaq”) or, if our common shares are not then quoted on Nasdaq, on the principal other market on which our common shares are then traded.

Conversion Rate Adjustments

The initial conversion rate will be adjusted for certain events, including:

•	the issuance of our common shares as a dividend or distribution on our common shares;

•	certain subdivisions and combinations of our common shares;

•	the issuance to all holders of our common shares of certain rights or warrants to purchase our common shares for a period expiring 60 days or less from the date of issuance of such rights or warrants (or securities convertible into our common shares) at less than (or having a conversion price per share less than) the current market price of our common shares; provided that the conversion price will be readjusted to the extent that such rights or warrants are not exercised prior to the expiration;

•	the dividend or other distribution to all holders of our common shares of shares of our capital stock (other than common shares) or evidences of our indebtedness or our assets (including securities, but excluding those rights and warrants referred to above and dividends and distributions in connection with a reclassification, change, consolidation, merger, combination, sale or conveyance resulting in a change in the conversion consideration pursuant to the second succeeding paragraph or dividends or distributions paid exclusively in cash);

•	dividends or other distributions, exceeding $0.03 per quarter, adjusted from time to time for any conversion rate adjustment (other than a conversion rate adjustment under this bullet point) on an inversely proportional basis, consisting exclusively of cash to all holders of our common shares; and

•	a tender offer or exchange offer by us or one of our subsidiaries for our common shares to the extent that the cash and value of any other consideration included in the payment per share of common shares exceeds the current market price per share of common shares on the trading day next succeeding the last date on which tenders or exchanges may be made pursuant to such tender or exchange offer.

We will not make any adjustment to the conversion rate if holders of the notes may participate in the transactions described above.

No adjustment in the conversion rate will be required unless such adjustment would require a change of at least 1% in the conversion rate then in effect at such time. Any adjustment that would otherwise be required to be made shall be carried forward and taken into account in any subsequent adjustment or, in any case, at the time we call any or all of the notes for redemption or a holder converts its notes. Except as stated above, the conversion rate will not be adjusted for the issuance of our common shares or any securities convertible into or exchangeable for our common shares or carrying the right to purchase any of the foregoing.

As a result of any adjustment of the conversion rate, the holders of notes may, in certain circumstances, be deemed to have received a distribution subject to U.S. income tax as a dividend. In certain other circumstances, the absence of an adjustment may result in a taxable dividend to the holders of common shares. See “Material United States Federal Income Tax Considerations.”

We may from time to time, to the extent permitted by law, increase the conversion rate of the notes by any amount for any period of at least 20 days, if our board of directors has made a determination that such increase would be in our best interest, which determination will be conclusive. In that case we will give at least 15 days notice of such increase. We may, at our option, make such increase in the conversion rate, in addition to those set forth above, as our board of directors deems advisable to avoid or diminish any income tax to holders of common shares resulting from any dividend or distribution of capital stock (or rights to acquire capital stock) or from any event treated as such for income tax purposes.

Fundamental Changes; Make Whole Amount and Public Acquirer Change of Control

Notice of Fundamental Changes.    We must issue a press release and give notice to all holders and to the trustee at least 25 trading days prior to the anticipated effective date of a “fundamental change,” as defined below under “—Designated Event Requires Us to Purchase Notes at the Option of the Holder.” We must also give notice to all holders and to the trustee that a fundamental change has become effective within 15 days after such effective date. If a holder surrenders its notes for conversion at any time during the period from the opening of business on the date that we give notice of the anticipated effective date of a fundamental change (the “effective date notice”) to the close of business on the designated event purchase date corresponding to such fundamental change (See “—Designated Event Requires Us to Purchase Notes at the Option of the Holder”), each holder will receive:

•	the number of shares of our common shares subject to our right to cash settlement, into which each holder’s notes are convertible (if a holder surrenders its notes for conversion prior to the effective date of the transaction) or the kind and amount of cash, securities or other assets or property that the holder would have received if the holder had held a number of our common shares equal to the applicable conversion rate in such transaction (if a holder surrenders its notes for conversion after the effective date, as the case may be) subject to our right to cash settlement; plus

•	accrued and unpaid interest to but excluding the conversion date, which interest will be payable in cash.

If we are a party to a consolidation, merger or binding share exchange pursuant to which our common shares are converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into common shares will be changed into a right to convert the notes into the kind and amount of cash, securities or other property which the holder would have received if the holder had held a number of our common shares equal to the conversion rate in such transaction. See “—Recapitalization Reclassification and Changes in our Common Shares.”

If such transaction also constitutes a make-whole change of control (as defined below under “—Make Whole Amount”), we will adjust the conversion rate for notes tendered for conversion in connection with the fundamental change transaction, as described below. However, we will not make such an adjustment if such transaction also constitutes a public acquirer change of control and we elect to modify the conversion obligation as described under “—Public Acquirer Change of Control.” We will specify in the notice to holders whether we will adjust the conversion rate or deliver shares of acquirer common stock upon conversion, as described under “—Make Whole Amount.”

Make Whole Amount.    If the effective date or anticipated date of a transaction (a “make-whole change of control”) described in clauses (1) and (2) of the definition of “fundamental change” (as set forth below under “Designated Event Requires Us to Purchase Notes at the Option of the Holder”) where more than 10% of the consideration received in connection with such transaction consists of cash, or of securities or other property that are not, or upon issuance will not be, traded on a United States national securities exchange or quoted on the Nasdaq National Market occurs on or prior to November 15, 2012, and a holder surrenders its notes for conversion during the period commencing on the date we give notice of such fundamental changes as required above under “—Fundamental Changes” and ending on the related designated event purchase date, we will increase the applicable conversion rate for the notes surrendered for conversion by a number of additional common shares (the “additional shares”), as described below. However, if such make-whole change of control is also a “public acquirer change of control,” as described below under “—Public Acquirer Change of Control” then, in lieu of increasing the conversion rate as described above, we may elect to change the conversion right in the manner described below.

As described above under “—Fundamental Change,” we will mail a notice to holders and issue a press release no later than 25 trading days prior to such transaction’s anticipated effective date. If such transaction also constitutes a “public acquirer change of control,” our notice will also state whether we elect to modify the conversion rate into acquirer common stock as described below. The number of additional shares to be added to the conversion rate will be determined by reference to the table below and is based on the actual effective date of such make-whole change of control transaction (the “effective date”) and the “applicable price” in connection with such transaction.

The “applicable price” in connection with a make-whole change of control means:

•	If the consideration (excluding cash payment for fractional share or pursuant to statutory appraisal rights) paid to holders of our common shares in connection with such transaction consists exclusively of cash, the amount of such cash per common share; and

•	In all other cases, the average of the closing sale prices per common share for the five consecutive trading days immediately preceding the effective date.

The share prices set forth in the first row of the table below (i.e., the column headers), will be adjusted as of any date on which the conversion rate of the notes is adjusted. The adjusted share prices will equal the applicable prices in effect immediately prior to such adjustment multiplied by a fraction, the numerator of which is the conversion rate in effect immediately prior to the adjustment giving rise to the applicable price adjustment and the denominator of which is the conversion rate as so adjusted. The increase of the additional shares to the conversion rate will be subject to adjustment in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

The following table sets forth the applicable price and number of additional shares to be added to the conversion rate per $1,000 principal amount of notes:

Applicable Price
Effective Date	$	$	$	$	$	$	$	$	$	$

The exact applicable price and effective date may not be set forth in the table above, in which case:

1.	if the actual applicable price is between two applicable price amounts in the table or the effective date is between two dates in the table, the increase in the conversion rate will be determined by straight-line interpolation between the numbers set forth for the higher and lower applicable price amounts, and/or the two dates, based on a 365 day year, as applicable;

2.	if the actual applicable price is equal to or in excess of $ per share (subject to adjustment), we will not increase the conversion rate applicable to the converted note; and

3.	if the actual applicable price is equal to or less than $ per share (the last bid price of our common shares on the date of this offering memorandum) (subject to adjustment), we will not increase the conversion rate applicable to the converted note.

Notwithstanding the foregoing, in no event will we increase the conversion rate as described above to the extent the increase will cause the conversion rate to exceed              per $1,000 principal amount of notes, subject to adjustment in the same manner as the conversion rate as set forth under “—Conversion Rate Adjustments.”

Our obligation to increase the conversion rate as described above could be considered a penalty, in which case the enforceability thereof would be subject to general principles of reasonableness of economic remedies.

Public Acquirer Change of Control.    Notwithstanding the foregoing, and in lieu of adjusting the conversion rate as set forth above, in the case of a “public acquirer change of control” (as defined below), we may elect that, from and after the effective date of such public acquirer change of control, the right to convert a note into our common shares will be changed into the right to convert it into shares of “public acquirer common stock” (as described below), based on an initial conversion rate equal to the product of:

•	the conversion rate in effect immediately prior to the effective date of such public acquirer change of control; and

•	the average of the quotients obtained, for each trading day in the 10 consecutive trading day period commencing on the trading day immediately after the effective date of such public acquirer change of control (the “valuation period”), by dividing

(i)	the “acquisition value” for one of our common shares on such trading day, by

(ii)	the sale price per share of the acquirer common stock on such trading day.

The “acquisition value” per share is calculated based on the value of the consideration paid per share of our common shares in connection with such public acquirer change of control. Specifically, the “acquisition value” per share of our common shares on each trading day in the valuation period means the sum of:

•	if any of such consideration consists of cash, 100% of the face amount of such cash consideration per share of our common shares;

•	if any of such consideration consists of shares of acquirer common stock, the product of 100% of the sale price of such acquirer common stock on such trading day and the number of shares of acquirer common stock paid per share of our common shares; and

•	if any of such consideration consists of any other securities, assets or property, 100% of the fair market value, on such trading day, of the amount of such security, asset or property paid per share of our common shares, as determined by two independent nationally recognized investment banks selected by us for this purpose.

If we elect to change the conversion rate as described above in connection with a public acquirer change of control, then:

•	such change will apply to all holders from and after the effective date of the public acquirer change of control;

•	the “average price” used to determine a cash settlement of the notes tendered for conversion, if applicable, will be based on the sale price per share of the acquirer common stock;

•	the conversion rate will be subject to further adjustments in the manner described under “—Fundamental Changes; Make-Whole Amount and Public Acquirer Change of Control” and “—Conversion Rate Adjustments;” and

•	we will not change the conversion right in the manner described under “—Recapitalizations, Reclassifications and Changes in Our Common Shares” below in connection with such public acquirer change of control.

A “public acquirer change of control” is any transaction described in clauses (1) and (2) of the definition of change of control (as set forth below under “Designated Event Requires Us to Purchase Notes at the Option of the Holder”) where the acquirer, or any entity that it is a direct or indirect “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act) of more than 50% of the total voting power of all shares of such acquirer’s capital stock that are entitled to vote generally in the election of directors, but in each case other than us, has a class of common stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such change of control; provided that if there is more than one such entity, the relevant entity will be such entity that has the most direct beneficial ownership to such acquirer’s or entity’s capital stock. We refer to such acquirer’s or other entity’s class of common stock which is traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with such change of control as the “acquirer common stock.”

For a discussion of the tax consequences to a holder of changes to the conversion rate of the notes, see “Material United States Federal Income Tax Considerations.”

Recapitalizations, Reclassifications and Changes in Our Common Shares

Following any reclassification, consolidation or merger of our company with or into another person or any merger of another person with or into us, or any sale or other disposition of all or substantially all of our assets (computed on a consolidated basis), a holder of notes then outstanding will, upon conversion of such notes, be entitled to receive the kind and amount of securities, cash and other property receivable upon such reclassification, consolidation, merger, sale or other disposition by a holder of the number of our common shares equal to the applicable conversion rate (the “reference property”), subject to our right to cash settle the notes (based on the average price of such reference property) as described above under “—Conversion Rights—Cash Settlement Option.”

In the event holders of our common shares have the opportunity to elect the form of consideration to be received in such transaction, we will make adequate provision whereby the holders of the notes shall have a reasonable opportunity, to determine the form of reference property into which all of the notes, treated as a single class, shall be convertible from and after the effective date of such transaction. This provision does not limit the rights of holders in the event of a make-whole change of control (as defined above under “—Fundamental Changes; Make-Whole Amount and Public Acquirer Change of Control”), including our obligation to increase the conversion rate by the additional number of shares in connection with a conversion or our right to adjust the conversion obligation in the event of a public acquirer change of control. The determination: (i) will be made by holders representing a plurality of notes participating in such determination, (ii) will be subject to any limitations to which all of the holders of our common shares are subject, including, but not limited to, pro rata reductions applicable to any portion of the consideration payable in such transaction and (iii) will be conducted in such a manner as to be completed by the date which is the earlier of: (a) the deadline for elections to be made by holders of our common shares, and (b) two trading days prior to the anticipated effective date of such transaction.

Optional Redemption

On or after November 20, 2010, we may redeem for cash all or a portion of the notes at any time by providing not less than 15 nor more than 60 days’ notice by mail to each registered holder of the notes to be redeemed. We may redeem the notes at the redemption prices set forth below, plus accrued and unpaid interest, if any, to, but excluding, the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on the relevant interest payment date). The following cash prices are for notes redeemed during the 12-month period commencing on November 20 of the years set forth below, and are expressed as percentages of principal amount:

Redemption Year	Price
2010	%
2011	%
2012 and thereafter	100.000%

No sinking fund is provided for the notes, which means that the indenture does not require us to redeem or retire the notes periodically.

Purchase of Notes by Us at the Option of the Holder

Holders have the right to require us to purchase for cash all or a portion of their notes on November 15, 2012, November 15, 2015 and November 15, 2020. The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest to but excluding the purchase date. If the purchase date is on a date that is after a record date and on or prior to the corresponding interest payment date, we will pay such interest to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the purchase price and the purchase price will be 100% of the principal amount of the notes purchased.

We will be required to purchase any outstanding notes for which a holder delivers a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 23 business days prior to the relevant purchase date until the close of business on the third business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Also, as described in the section entitled “Risk Factors—Risks Related to the Notes—Our ability to repurchase notes if a designated event or certain put dates occur is limited,” we may not have funds sufficient to purchase the notes when we are required to do so.

On or before the 23rd business day prior to each purchase date, we will provide to the trustee, any paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the name and address of the trustee, any paying agent and the conversion agent; and

•	the procedures that holders must follow to require us to purchase their notes.

The purchase notice given by each holder electing to require us to purchase their notes must state:

•	in the case of notes in certificated form, the certificate numbers of the holder’s notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, in multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provision of the notes and the indenture.

If the notes are not in certificated form, the notice given by each holder must comply with appropriate DTC procedures.

Simultaneously with providing such notice, we will issue a press release through Dow Jones & Company, Inc. or Bloomberg Business News containing the relevant information or make this information available on our website or through another public medium as we may use at that time.

No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

A holder may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the trustee or any paying agent prior to the close of business on the third business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if notes have been issued in certificated form, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

If the notes are not in certificated form, the notice given by each holder must comply with appropriate DTC procedures.

A holder must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the trustee or any paying agent after delivery of the purchase notice to receive payment of the purchase price. A holder will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the trustee or any paying agent holds money or securities sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the notes are delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

Designated Event Requires Us to Purchase Notes at the Option of the Holder

If a designated event, as defined below, occurs, each holder of notes will have the right to require us to purchase for cash some or all of that holder’s notes not previously called for redemption, or any portion of those notes that is equal to $1,000 or a whole multiple of $1,000, on the date that is 45 days after the date we give notice at a purchase price equal to 100% of the principal amount of the notes to be purchased, plus any accrued and unpaid interest to but excluding the purchase date. If the designated event purchase date is on a date that is after a record date and on or prior to the corresponding interest payment date, we will pay such interest to the holder of record on the corresponding record date, which may or may not be the same person to whom we will pay the purchase price and the purchase price will be 100% of the principal amount of the notes purchased.

Within 30 days after the occurrence of a designated event, we are required to give notice to all holders of notes, as provided in the indenture, of the occurrence of the designated event and of their resulting repurchase right. We must also deliver a copy of our notice to the trustee. To exercise the repurchase right, a holder of notes must deliver prior to or on the 30th day after the date of our notice irrevocable written notice to the trustee of the holder’s exercise of its repurchase right, together with the notes with respect to which the right is being exercised.

A “designated event” will be deemed to have occurred upon a fundamental change or a termination of trading.

A “fundamental change” occurs if:

(1)	we consolidate with or merge into any other corporation, any other corporation merges into us, or we effect a share exchange, and, in the case of any such transaction, our outstanding common shares are reclassified into or exchanged for any other property or security, unless our shareholders immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the then outstanding voting stock of the corporation resulting from such transaction in substantially the same respective proportions as their ownership of our voting stock immediately before such transaction;

(2)	we, or we and our subsidiaries taken as a whole, sell, convey, transfer or lease our properties and assets substantially as an entirety to any person (other than to one or more of our subsidiaries); or

(3)	any “person” or “group” (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the “beneficial owner” (as defined in Rule 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of our then outstanding voting shares.

A “termination of trading” will be deemed to have occurred if our common shares (or other common stock into which the notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on the Nasdaq National Market.

Rule 13e-4 under the Securities Exchange Act, as amended, requires the dissemination of certain information to security holders if an issuer tender offer occurs and may apply if the repurchase option becomes available to holders of the notes. We will comply with this rule to the extent applicable at that time.

We may, to the extent permitted by applicable law, at any time purchase the notes in the open market or by tender at any price or by private agreement. Any note so purchased by us may, to the extent permitted by applicable law, be reissued or resold or may be surrendered to the trustee for cancellation. Any notes surrendered to the trustee may not be reissued or resold and will be canceled promptly.

The foregoing provisions would not necessarily protect holders of the notes if highly leveraged or other transactions involving us occur that may adversely affect holders.

Our ability to repurchase notes upon the occurrence of a fundamental change is subject to important limitations. The occurrence of a fundamental change could cause an event of default under, or be prohibited or limited by, the terms of existing or future senior debt. As a result, any repurchase of the notes would, absent a waiver, be prohibited under the subordination provisions of the indenture until the senior debt is paid in full. Further, we cannot assure you that we would have the financial resources, or would be able to arrange financing, to pay the purchase price for all the notes that might be delivered by holders of notes seeking to exercise the repurchase right. Any failure by us to repurchase the notes when required following a fundamental change would result in an event of default under the indenture, whether or not such repurchase is permitted by the subordination provisions of the indenture. Any such default may, in turn, cause a default under existing or future senior debt. See “—Ranking” above.

Consolidation, Merger and Sale of Assets

We may, without the consent of the holders of notes, consolidate with, merge into or transfer all or substantially all of our assets to any corporation, limited liability company, partnership or trust organized under the laws of the United States or any of its political subdivisions and another corporation, limited liability company, partnership or trust may, without the consent of the holders of the notes, consolidate with, merge into or transfer all or substantially all of its assets to us provided that:

•	we are the surviving entity or the surviving entity, if other than us, assumes all our obligations under the indenture and the notes;

•	at the time of such transaction, no default or event of default shall have happened and be continuing; and

•	an officers’ certificate and an opinion of counsel, each stating that the consolidation, merger or transfer complies with the provisions of the indenture, have been delivered to the trustee.

Events of Default

Each of the following will constitute an event of default under the indenture:

•	our failure to pay when due the principal, premium, if any, or redemption price on any of the notes at maturity, upon redemption or exercise of a repurchase right or otherwise, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	our failure to pay an installment of interest on any of the notes for 30 days after the date when due, whether or not such payment is prohibited by the subordination provisions of the indenture;

•	our failure to deliver the settlement amount upon conversion of the notes, together with cash instead of fractional shares, when such settlement amount is due or cash instead of fractional shares are required to be delivered following conversion of a note, and that failure continues for 10 days;

•	our failure to perform or observe any other term, covenant or agreement contained in the notes or the indenture for a period of 60 days after written notice of such failure, requiring us to remedy the same, shall have been given to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	our failure to make any payment by the end of the applicable grace period, if any, after the maturity of any indebtedness for borrowed money in an amount in excess of $10.0 million, or if there is an acceleration of indebtedness for borrowed money in an amount in excess of $10.0 million because of a default with respect to such indebtedness without such indebtedness having been discharged or such acceleration having been cured, waived, rescinded or annulled, in either case, for a period of 30 days after written notice to us by the trustee or to us and the trustee by holders of at least 25% in aggregate principal amount of the notes then outstanding;

•	our failure to give timely notice of a designated event or a fundamental change anticipated effective date;

•	certain events of our or our subsidiaries’ bankruptcy, insolvency or reorganization; and

•	our failure to comply with the provisions set forth under “—Consolidation, Merger and Sale of Assets.”

If an event of default specified in the seventh bullet point above occurs and is continuing, then the principal of all the notes and the interest thereon shall automatically become immediately due and payable. If an event of default shall occur and be continuing, other than an event of default specified in the seventh bullet point above, the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding may declare the notes due and payable at their principal amount, and thereupon the trustee may, at its discretion, proceed to protect and enforce the rights of the holders of notes by appropriate judicial proceedings. Such declaration may be rescinded and annulled with the written consent of the holders of a majority in aggregate principal amount of the notes then outstanding, subject to the provisions of the indenture.

The holders of a majority in aggregate principal amount of notes at the time outstanding through their written consent, or the holders of a majority in aggregate principal amount of notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may waive any existing default or event of default and its consequences except any default or event of default:

•	in any payment of principal of, premium, if any, or interest on the notes;

•	in respect of the failure to convert the notes; or

•	in respect of the covenants or provisions in the indenture that may not be modified or amended without the consent of the holder of each note affected as described in “—Modification, Waiver and Meetings” below.

Holders of a majority in aggregate principal amount of the notes then outstanding through their written consent, or the holders of a majority in aggregate principal amount of the notes then outstanding represented at a meeting at which a quorum is present by a written resolution, may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust or power conferred upon the trustee, subject to the provisions of the indenture. The indenture contains a provision entitling the trustee, subject to the duty of the trustee during a default to act with the required standard of care, to be indemnified by the holders of notes before proceeding to exercise any right or power under the indenture at the request of such holders. The rights of holders of the notes to pursue remedies with respect to the indenture and the notes are subject to a number of additional requirements set forth in the indenture.

The indenture will provide that the trustee shall, within 90 days of the occurrence of a default, give to the holders of the notes notice of all uncured defaults known to it, but the trustee shall be protected in withholding such notice if it, in good faith, determines that the withholding of such notice is in the best interest of such registered holders, except in the case of a default in the payment of the principal of or interest on, any of the notes when due or in the payment of any redemption or repurchase obligation.

We are required to furnish annually to the trustee a statement as to the fulfillment of our obligations under the indenture. In addition, we are required to file with the trustee a written notice of the occurrence of any default or event of default within five business days of our becoming aware of the occurrence of any default or event of default.

Modification, Waiver and Meetings

The indenture contains provisions for convening meetings of the holders of notes to consider matters affecting their interests.

The indenture (including the terms and conditions of the notes) may be modified or amended by us and the trustee, without the consent of the holder of any note, for the purposes of, among other things:

•	adding to our covenants for the benefit of the holders of notes;

•	surrendering any right or power conferred upon us;

•	providing for conversion rights of holders of notes if any reclassification or change of our common shares or any consolidation, merger or sale of all or substantially all of our assets occurs;

•	providing for a change in the conversion right in accordance with the indenture following a public acquirer change of control in the event we make the election referred to under “—Fundamental Changes; Make Whole Amount and Public Acquirer Change of Control” providing for the assumption of our obligations to the holders of notes in the case of a merger, consolidation, conveyance, transfer or lease;

•	reducing the conversion price in the manner described in the indenture;

•	curing any ambiguity or correcting or supplementing any defective or inconsistent provision contained in the indenture; or

•	adding or modifying any other provisions that we and the trustee may deem necessary or desirable and which will not adversely affect the interests of the holders of notes in any material respect, provided that any such amendment made solely to conform the provisions of the indenture to this prospectus supplement will be deemed not be adversely affect the interests of holders.

Modifications and amendments to the indenture or to the terms and conditions of the notes may also be made, and noncompliance by us with any provision of the indenture or the notes may be waived, either:

•	with the written consent of the holders of at least a majority in aggregate principal amount of the notes at the time outstanding; or

•	by the adoption of a resolution at a meeting of holders at which a quorum is present by at least a majority in aggregate principal amount of the notes represented at such meeting.

However, no such modification, amendment or waiver may, without the written consent or the affirmative vote of the holder of each note affected:

•	change the maturity of the principal of or any installment of interest on any note;

•	reduce the principal amount of any note;

•	reduce the interest rate or interest on any note;

•	change the currency of payment of principal of or interest on any note;

•	impair the right to institute suit for the enforcement of any payment on or with respect to, or the conversion of, any note;

•	except as otherwise permitted or contemplated by provisions of the indenture concerning specified reclassifications or corporate reorganizations, adversely affect the conversion rights of holders of the notes, including decreasing the conversion rate or increasing the conversion price of the notes;

•	adversely affect any repurchase option of holders;

•	reduce the percentage in aggregate principal amount of notes outstanding necessary to modify or amend the indenture or to waive any past default;

•	reduce the percentage in aggregate principal amount of notes outstanding required for the adoption of a resolution or the quorum required at any meeting of holders of notes at which a resolution is adopted;

•	reduce the premium payable upon redemption; or

•	modify any of the foregoing provisions.

The quorum at any meeting called to adopt a resolution will be persons holding or representing a majority in aggregate principal amount of the notes at the time outstanding.

Form, Denomination and Registration

The notes will be issued in fully registered form, without coupons, in denominations of $1,000 principal amount and whole multiples of $1,000.

Global Notes: Book-Entry Form

The notes are evidenced by one or more global notes deposited with the trustee as custodian for DTC, and registered in the name of Cede & Co., as DTC’s nominee. Record ownership of the global notes may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee, except as set forth below.

A holder may hold its interests in a global note directly through DTC if such holder is a participant in DTC, or indirectly through organizations which are direct DTC participants. Transfers between direct DTC participants will be effected in the ordinary way in accordance with DTC’s rules and will be settled in same-day funds. Holders may also beneficially own interests in the global notes held by DTC through certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a direct DTC participant, either directly or indirectly.

So long as Cede & Co., as nominee of DTC, is the registered owner of the global notes, Cede & Co. for all purposes will be considered the sole holder of the global notes. Except as provided below, owners of beneficial interests in the global notes will not be entitled to have certificates registered in their names, will not receive or be entitled to receive physical delivery of certificates in definitive form, and will not be considered holders thereof. The laws of some states require that certain persons take physical delivery of securities in definitive form. Consequently, the ability to transfer a beneficial interest in the global notes to such persons may be limited.

We will wire, through the facilities of the trustee, principal and interest payments on the global notes to Cede & Co., the nominee for DTC, as the registered owner of the global notes. We, the trustee and any paying agent will have no responsibility or liability for paying amounts due on the global notes to owners of beneficial interests in the global notes.

It is DTC’s current practice, upon receipt of any payment of principal of and interest on the global notes, to credit participants’ accounts on the payment date in amounts proportionate to their respective beneficial interests in the notes represented by the global notes, as shown on the records of DTC, unless DTC believes that it will not receive payment on the payment date. Payments by DTC participants to owners of beneficial interests in notes represented by the global notes held through DTC participants will be the responsibility of DTC participants, as is now the case with securities held for the accounts of customers registered in “street name.”

If a holder would like to convert notes into common shares pursuant to the terms of the notes, the holder should contact the holder’s broker or other direct or indirect DTC participant to obtain information on procedures, including proper forms and cut-off times, for submitting those requests.

Because DTC can only act on behalf of DTC participants, who in turn act on behalf of indirect DTC participants and other banks, a holder’s ability to pledge the holder’s interest in the notes represented by global notes to persons or entities that do not participate in the DTC system, or otherwise take actions in respect of such interest, may be affected by the lack of a physical certificate.

Neither we nor the trustee (nor any registrar, paying agent or conversion agent under the indenture) will have any responsibility for the performance by DTC or direct or indirect DTC participants of their obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including, without limitation, the presentation of notes for conversion as described below, only at the direction of one or more direct DTC participants to whose account with DTC interests in the global notes are credited and only for the principal amount of the notes for which directions have been given.

DTC has advised us as follows: DTC is a limited purpose trust company organized under the laws of the State of New York, a member of the Federal Reserve System, a “clearing corporation” within the meaning of the Uniform Commercial Code and a “clearing agency” registered pursuant to the provisions of Section 17A of the Exchange Act. DTC was created to hold securities for DTC participants and to facilitate the clearance and settlement of securities transactions between DTC participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical movement of certificates. Participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations such as the underwriters of the notes. Certain DTC participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through, or maintain a custodial relationship with, a participant, either directly or indirectly.

Although DTC has agreed to the foregoing procedures in order to facilitate transfers of interests in the global notes among DTC participants, it is under no obligation to perform or continue to perform such procedures, and such procedures may be discontinued at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, we will cause notes to be issued in definitive registered form in exchange for the global notes. None of us, the trustee or any of their respective agents will have any responsibility for the performance by DTC, direct or indirect DTC participants of their obligations under the rules and procedures governing their operations, including maintaining, supervising or reviewing the records relating to, or payments made on account of, beneficial ownership interests in global notes.

According to DTC, the foregoing information with respect to DTC has been provided to its participants and other members of the financial community for informational purposes only and is not intended to serve as a representation, warranty or contract modification of any kind.

Certificated Notes

The notes represented by a global note will be exchangeable for notes in definitive registered form of like tenor as that global note in denominations of $1,000 and in any greater amount that is a multiple of $1,000 if:

•	DTC notifies us in writing that it is unwilling or unable to continue as depositary for that global note or if at any time DTC ceases to be a clearing agency registered under the Exchange Act and a successor depositary is not appointed by us within 90 days;

•	we, at our option, notify the trustee in writing that we elect to issue the notes in definitive registered form in exchange for all or any part of the notes represented by the global notes; or

•	there is, or continues to be, an event of default and the registrar has received a request from DTC for the issuance of definitive registered notes in exchange for the global notes.

Any note that is exchangeable pursuant to the preceding sentence is exchangeable for notes registered in the names which DTC will instruct the trustee. It is expected that DTC’s instructions may be based upon directions received by DTC from its participants with respect to ownership of beneficial interests in that global note. Subject to the foregoing, a global note is not exchangeable except for a global note or global notes of the same aggregate denominations to be registered in the name of DTC or its nominee.

Notices

Except as otherwise provided in the indenture, notices to holders of notes will be given by mail to the addresses of holders of the notes as they appear in the note register.

Governing Law

The indenture and the notes will be governed by, and construed in accordance with, the law of the State of New York.

Information Regarding the Trustee

HSBC Bank USA, National Association, as trustee under the indenture, has been appointed by us as paying agent, conversion agent, registrar and custodian with regard to the notes. American Stock Transfer and Trust Company is the transfer agent and registrar for our common shares. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following is a summary of the material U.S. federal income tax considerations relating to the purchase, ownership and disposition of the notes and our common shares, into which the notes may be converted, as of the date hereof. Except where noted, this summary deals only with notes and common shares held as capital assets and holders who acquired notes upon their original issuance at the original offering price. Additionally, this summary does not deal with special situations. For example, this summary does not address:

•	tax consequences to holders who may be subject to special tax treatment, such as dealers in securities or currencies, financial institutions, regulated investment companies, real estate investment trusts, expatriates, tax-exempt entities, traders in securities that elect to use a mark-to-market method of accounting for their securities or insurance companies;

•	tax consequences to persons holding notes or common shares as part of a hedging, integrated, constructive sale, or conversion transaction or a straddle;

•	tax consequences to U.S. holders of notes or common shares whose “functional currency” is not the U.S. dollar;

•	tax consequences to partnerships or other pass-through entities and investors in such entities;

•	alternative minimum tax consequences, if any; or

•	other U.S. federal tax consequences (such as estate and gift tax consequences) and any state, local or foreign tax consequences.

The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the “Code”), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in U.S. federal income tax consequences different from those discussed below. This summary does not address all aspects of U.S. federal income taxes and does not deal with all tax consequences that may be relevant to holders in light of their personal circumstances.

If a partnership holds our notes or common shares, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our notes or common shares, you should consult your tax advisor.

If you are considering the purchase of notes, you should consult your own tax advisor concerning the U.S. federal income tax consequences to you and any consequences arising under the laws of any state, local, foreign or other taxing jurisdiction.

Consequences to U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to a U.S. holder of notes or common shares. “U.S. holder” means a beneficial owner of a note or common shares that is for U.S. federal income tax purposes:

•	an individual citizen or resident of the United States;

•	a corporation (or any other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the U.S., any state thereof or the District of Columbia;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•	a trust if (1) it is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) it has a valid election in effect under applicable U.S. Treasury regulations to be treated as a United States person.

Stated Interest

Stated interest on the notes will generally be taxable to a U.S. holder as ordinary income at the time it is paid or accrues in accordance with the U.S. holder’s method of accounting for U.S. federal income tax purposes.

Constructive Distributions

The conversion rate of the notes will be adjusted in certain circumstances, such as a stock split or stock dividend, a distribution of cash or other assets to the EDO stockholders (including certain self-tender transactions), and under certain other circumstances. See “Description of Notes—Conversion Rights.” Under Section 305(c) of the Code, adjustments (or failures to make adjustments) that have the effect of increasing a holder’s proportionate interest in EDO’s assets or earnings may in some circumstances result in a deemed distribution to the holder. Adjustments to the conversion rate made pursuant to a bona fide reasonable adjustment formula that has the effect of preventing the dilution of the interest of the holders of the notes, however, will generally not be considered to result in a deemed distribution. Conversion rate adjustments arising from a stock split or a stock dividend are generally considered to be pursuant to a bona fide reasonable adjustment formula and thus will not give rise to a deemed dividend. However, certain of the possible conversion rate adjustments (generally including adjustments to the conversion rate upon a distribution of cash or other assets to the EDO stockholders that is treated as a taxable dividend or adjustments upon a fundamental change as discussed in “Description of Notes—Conversion Rights”) may not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. holders of notes may be deemed to have received a distribution even though they have not received any cash or property as a result of such adjustments. In addition, if an event occurs that dilutes the noteholders’ interests and the conversion price is not adjusted, the resulting increase in the proportionate interests of EDO’s stockholders could be treated as a taxable stock dividend to those stockholders. Any deemed distributions will be taxable as a dividend, to the extent of EDO’s current or accumulated earnings and profits, then as a return of capital to the extent of the holder’s tax basis in the notes or shares, as applicable, and then as capital gain. It is not clear whether a constructive dividend deemed paid to a U.S. holder would be eligible for the preferential rates of U.S. federal income tax applicable in respect of certain dividends received under recently enacted legislation. It is also unclear whether corporate U.S. holders would be entitled to claim the dividends received deduction with respect to any such constructive dividends. U.S. holders should consult their tax advisors regarding the possible tax treatment of adjustments to the conversion rate.

Sale, Exchange, Redemption or Other Disposition of Notes

A U.S. holder will generally recognize gain or loss upon the sale, exchange, redemption or other disposition of a note (including a conversion entirely paid in cash) equal to the difference between the amount realized (less any accrued interest which will be taxable as such) upon the sale, exchange, redemption or other disposition and the holder’s adjusted tax basis in the note. A U.S. holder’s tax basis in a note will generally be equal to the amount paid for the note. Any gain or loss recognized on a taxable disposition of the note will be capital gain or loss. A noncorporate U.S. holder who has held the note for more than one year generally will be subject to reduced rates of taxation on such gain. The ability to deduct capital losses may be limited.

Conversion of Notes

A U.S. holder will generally recognize no gain or loss in connection with the conversion of notes solely into EDO common shares, except, as described below, to the extent that cash is paid in lieu of fractional shares. A U.S. holder’s adjusted tax basis in the shares received upon conversion solely for shares (including any fractional shares deemed received) will be equal to the adjusted tax basis in the note that was converted. A U.S. holder’s holding period for the common shares received would include the period during which the U.S. holder held the note.

If we elect to deliver solely cash to a U.S. holder in connection with a conversion, the U.S. holder will be taxed as described above under “Consequences to U.S. Holders—Sale, Exchange, Redemption or Other Disposition of Notes.”

The U.S. federal income tax treatment of a U.S. holder’s conversion of the notes into EDO common shares and cash is uncertain. U.S. holders should consult their tax advisors to determine the correct treatment of such conversion. It is possible that the conversion may be treated as a partially taxable exchange or as a recapitalization, as briefly discussed below.

Possible treatment as part conversion and part redemption.     The conversion of a note into EDO common shares and cash may be treated for U.S. federal income tax purposes as in part a conversion into stock and in part a payment in redemption of a portion of the notes. In that event, a U.S. holder would not recognize any income, gain or loss with respect to the portion of the notes considered to be converted into stock, except with respect to any cash received in lieu of a fractional share of stock (which will be treated in the manner described below). A U.S. holder’s adjusted tax basis in the shares received upon conversion generally would be equal to the portion of its adjusted tax basis in a note allocable to the portion of the note deemed converted. A U.S. holder’s holding period for such common shares generally would include the period during which the U.S. holder held the note.

With respect to the part of the conversion that would be treated under this characterization as a payment in redemption of the remaining portion of the note, a U.S. holder generally would recognize gain or loss equal to the difference between the amount of cash received and the U.S. holder’s adjusted tax basis allocable to such portion of the note. Gain or loss recognized will be long-term capital gain or loss if the U.S. holder has held the note for more than one year. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gains are generally eligible for a reduced rate of U.S. federal income taxation. The deductibility of capital losses is subject to certain limitations under the Code.

Although the law on this point is not entirely clear, a holder may allocate its adjusted tax basis in a note among the portion of the note that is deemed to have been converted and the portion of the note that is deemed to have been redeemed based on the relative fair market value of EDO common shares and the amount of cash received upon conversion. In light of the uncertainty in the law, holders are urged to consult their own tax advisors regarding such basis allocation.

Possible treatment as a recapitalization.    The conversion of a note into EDO common shares and cash may instead be treated in its entirety as a recapitalization for U.S. federal income tax purposes, in which case a U.S. holder would be required to recognize some or all of its gain, if any, on the conversion but would not be allowed to recognize any loss. Accordingly, such tax treatment may be less favorable to a U.S. holder than if the conversion were treated as part conversion and part redemption, as described above. If the conversion constitutes a recapitalization, a U.S. holder generally would recognize gain (but not loss) in an amount equal to the lesser of (i) the excess (if any) of (A) the amount of cash (not including cash received in lieu of fractional shares) and the fair market value of common shares received (treating fractional shares as received for this purpose) in the exchange over (B) the U.S. holder’s adjusted tax basis in the notes, and (ii) the amount of cash received upon conversion (other than cash received in lieu of fractional shares, which will be treated in the manner described below). The U.S. holder would have an aggregate tax basis in the common shares received (including any fractional shares deemed received) in the conversion equal to the aggregate tax basis of the notes converted, decreased by the aggregate amount of cash (other than cash in lieu of fractional shares) received upon conversion and increased by the aggregate amount of gain (if any) recognized upon conversion (other than gain realized as a result of cash received in lieu of fractional shares). The holding period for such common shares received by the U.S. holder would include the period during which the U.S. holder held the notes. Gain recognized will be long-term capital gain if the U.S. holder has held the notes for more than one year. In the case of certain non-corporate U.S. holders (including individuals), long-term capital gains are generally eligible for a reduced rate of taxation.

Amounts paid on account of accrued interest.    If we are required to pay cash on account of accrued, unpaid interest in connection with a conversion of the notes, those amounts will be includible in a U.S. holder’s income as interest income (or as a recovery of interest income previously accrued) and will not be treated as cash or shares received in the conversion.

Treatment of cash in lieu of a fractional share.    If a U.S. holder receives cash in lieu of a fractional share of EDO common shares, such U.S. holder would be treated as if the fractional share had been issued and then redeemed for cash. Accordingly, a U.S. holder generally will recognize capital gain or loss with respect to the receipt of cash in lieu of a fractional share measured by the difference between the cash received for the fractional share and the portion of the U.S. holder’s adjusted tax basis in the notes that is allocated to the fractional share.

U.S. holders are urged to consult their tax advisors with respect to the U.S. federal income tax consequences resulting from the exchange of notes into a combination of cash and common shares.

Dividends on EDO’s Common Shares

If a U.S. holder converts a note into EDO common shares and EDO makes a distribution in respect of such shares, the distribution generally will be treated as a dividend to the extent it is paid from current or accumulated earnings and profits of EDO. If the distribution exceeds current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital, reducing the U.S. holder’s adjusted tax basis in the U.S. holder’s common shares to the extent of the U.S. holder’s adjusted tax basis in that stock. Any remaining excess will be treated as capital gain. Dividends received by individual holders generally will be subject to a reduced maximum tax rate of 15% through December 31, 2008, after which the rate applicable to dividends is scheduled to return to the tax rate generally applicable to ordinary income. The rate reduction will not apply to dividends received to the extent that the U.S. holder elects to treat dividends as “investment income” that may be offset by investment expense. Furthermore, the rate reduction also will not apply to dividends that are paid to a U.S. holder with respect to EDO common shares that are held by such holder for less than 61 days during the 121-day period beginning on the date that is 60 days before the date on which the EDO common shares became ex-dividend with respect to such dividend. If a U.S. holder is a U.S. corporation, it will be able to claim the deduction allowed to U.S. corporations in respect of dividends received from other U.S. corporations equal to a portion of any dividends received subject to generally applicable limitations on that deduction. In general, a dividend distribution to a corporate U.S. holder may qualify for the 70% dividends received deduction if the U.S. holder owns less than 20% of the voting power and value of our common shares.

U.S. holders should consult their tax advisors regarding the holding period and other requirements that must be satisfied in order to qualify for the dividends received deduction and the reduced maximum tax rate on dividends.

Sale, Exchange, Redemption or Other Disposition of Stock

A U.S. holder will generally recognize capital gain or loss on a sale or exchange of EDO common shares. The U.S. holder’s gain or loss will equal the difference between the amount realized by the U.S. holder and the U.S. holder’s adjusted tax basis in the stock. The amount realized by the U.S. holder will include the amount of any cash and the fair market value of any other property received for the stock. Gain or loss recognized by a U.S. holder on a sale or exchange of stock will be long-term capital gain or loss if the holder held the stock for more than one year. Long-term capital gains of non-corporate taxpayers are generally taxed at lower rates than those applicable to ordinary income. The deductibility of capital losses is subject to certain limitations.

Information Reporting and Backup Withholding

When required, we or our paying agent will report to the holders of the notes and EDO common shares and the IRS amounts paid on or with respect to the notes and the common shares during each calendar year and the amount of tax, if any, withheld from such payments. A U.S. holder will be subject to backup withholding on interest payments made on the notes and dividends paid on the common shares and proceeds from the sale of the common shares or the notes (including a redemption or retirement) at the applicable rate (which is currently 28%) if the U.S. holder (a) fails to provide us or our paying agent with a correct taxpayer identification number or certification of exempt status (such as certification of corporate status), (b) has been notified by the IRS that it is subject to backup withholding as a result of the failure to properly report payments of interest or dividends or, (c) in certain circumstances, has failed to certify under penalty of perjury that it is not subject to backup withholding. A U.S. holder may be eligible for an exemption from backup withholding by providing a properly completed IRS Form W-9 to us or our paying agent. Any amounts withheld under the backup withholding rules will generally be allowed as a refund or a credit against a U.S. holder’s U.S. federal income tax liability provided the required information is properly furnished to the IRS on a timely basis.

Consequences to Non-U.S. Holders

The following is a summary of the U.S. federal income tax consequences that will apply to you if you are a non-U.S. holder of notes or common shares. The term “non-U.S. holder” means a beneficial owner of a note or common shares that is, for U.S. federal income tax purposes, an individual, corporation, trust or estate that is not a U.S. holder. Special rules may apply to certain non-U.S. holders such as “controlled foreign corporations” or “passive foreign investment companies.” Such entities should consult their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.

Stated Interest

Subject to the discussion of backup withholding below, a non-U.S. holder will not be subject to U.S. federal withholding tax or income tax in respect of interest income on the notes if the interest qualifies for the so-called portfolio interest exemption. The portfolio interest exemption will be satisfied provided that:

•	interest paid on the note is not effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States;

•	the non-U.S. holder does not actually or constructively own 10% or more of the total combined voting power of all classes of our stock that are entitled to vote within the meaning of Section 871(h)(3) of the Code;

•	the non-U.S. holder is not a controlled foreign corporation that is related to us (actually or constructively) through stock ownership;

•	the non-U.S. holder is not a bank whose receipt of interest on a note is described in Section 881(c)(3)(A) of the Code; and

•	the non-U.S. holder provides its name and address, and certifies, under penalties of perjury, that it is not a U.S. person (which certification may be made on an IRS W-8BEN (or successor form)) or the non-U.S. holder holds the notes through certain foreign intermediaries or certain foreign partnerships, and satisfies the certification requirements of applicable Treasury regulations.

If a non-U.S. holder cannot satisfy the requirements described above, payments of interest will be subject to the 30% U.S. federal withholding tax, unless the holder provides us with a properly executed (1) IRS Form W-8BEN (or successor form) claiming an exemption from or reduction in withholding under the benefit of an applicable income tax treaty or (2) IRS Form W-8ECI (or successor form) stating that interest paid on the note is not subject to withholding tax because it is effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States.

If a non-U.S. holder is engaged in a trade or business in the United States and interest on the note is effectively connected with the conduct of that trade or business and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment, the non-U.S. holder will be subject to U.S. federal income tax on that interest on a net income basis (although exempt from the 30% withholding tax, provided the non-U.S. holder complies with certain certification and disclosure requirements discussed in the fifth bullet point above) in the same manner as a U.S. holder. In addition, a non-U.S. holder that is a foreign corporation may be subject to a branch profits tax equal to 30% (or lower applicable income tax treaty rate) of its earnings and profits for the taxable year, subject to adjustments, that are effectively connected with its conduct of a trade or business in the United States.

Dividends on EDO’s Common Shares

Any dividends paid with respect to the common shares that are received upon the conversion of the notes (and any deemed dividends resulting from certain adjustments, or failure to make adjustments, to the conversion rate, see “Consequences to U.S. Holders—Constructive Distributions” above) will be subject to withholding tax at a 30% rate or such lower rate as specified by an applicable income tax treaty. In the case of constructive dividends deemed received by a holder of notes, this withholding tax may be taken from interest payments on the notes or other amounts the withholding agent holds or receives on behalf of the holder. However, dividends that are effectively connected with the conduct of a trade or business within the United States and, where an applicable tax treaty so provides, are attributable to a U.S. permanent establishment, are not subject to the withholding tax, but instead are subject to U.S. federal income tax on a net income basis at applicable graduated individual or corporate rates. Certain certification and disclosure requirements must be complied with in order for effectively connected income to be exempt from withholding. Any such effectively connected dividends received by a foreign corporation may, under certain circumstances, be subject to an additional branch profits tax at a 30% rate or such lower rate as specified by an applicable income tax treaty.

A non-U.S. holder of common shares who wishes to claim the benefit of an applicable treaty rate is required to satisfy applicable certification and other requirements. If a non-U.S. holder is eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty, the holder may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

Sale, Exchange, Redemption or Other Disposition of Notes or Shares

Any gain realized by a non-U.S. holder upon the sale, exchange, redemption or other taxable disposition of a note or common shares (including a conversion of the note into EDO common shares that is treated as a taxable event, see “Consequences to U.S. Holders—Conversion of Notes”) will not be subject to U.S. federal income tax unless:

•	that gain is effectively connected with the conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, is attributable to a U.S. permanent establishment);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

•	EDO is treated as a “U.S. real property holding corporation” for the applicable statutory period. EDO is not, and does not anticipate that it will become, a “U.S. real property holding corporation” for U.S. federal income tax purposes.

A non-U.S. holder described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived from the sale in the same manner as a U.S. holder. If a non-U.S. holder is eligible for the benefits of a tax treaty between the United States and its country of residence, any such gain will be subject to U.S. federal income tax in the manner specified by the treaty and generally will only be subject to such tax if such gain is attributable to a permanent establishment maintained by the non-U.S. holder in the United States and the non-U.S. holder claims the benefit of the treaty by properly submitting an IRS Form W-8BEN (or suitable successor or substitute form). A non-U.S. holder that is a foreign corporation and is described in the first bullet point above will be subject to tax on gain under regular graduated U.S. federal income tax rates and, in addition, may be subject to a branch profits tax at a 30% rate or a lower rate if so specified by an applicable income tax treaty. An individual non-U.S. holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived from the sale, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States.

Information Reporting and Backup Withholding

Generally, we must report to the IRS and to non-U.S. holders the amount of interest and dividends paid to the holder and the amount of tax, if any, withheld with respect to those payments. Copies of the information returns reporting such interest and dividend payments and any withholding may also be made available to the tax authorities in the country in which the holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to payments of interest or dividends that we make to the holder if the non-U.S. holder has provided the statement described above in the fifth bullet point under “—Consequences to Non-U.S. Holders—Stated Interest.” A non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to the proceeds of the sale or other disposition (including a redemption or retirement) of a note or EDO common shares within the United States or conducted through certain U.S.-related payors, unless the payor of the proceeds receives the statement described above or the holder otherwise establishes an exemption.

Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a holder’s U.S. federal income tax liability provided the required information is furnished to the IRS.

UNDERWRITING

Citigroup Global Markets Inc. is acting as sole book-running manager of the offering and as representative of the underwriters named below. Subject to the terms and conditions set forth in the underwriting agreement among the underwriters and us, each underwriter named below has agreed to purchase from us, severally and not jointly, the principal amounts of notes set forth opposite such underwriter’s name:

Underwriter	Principal Amount of notes
Citigroup Global Markets Inc.	$
Wachovia Capital Markets, LLC	$

Total	$

The underwriting agreement provides that the obligations of the underwriters are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the notes if they purchase any of the notes.

The notes are not listed on any securities exchange. We have been advised by the underwriters that the underwriters propose to offer some of the notes to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed         % of the principal amount of the notes. The underwriters may allow, and dealers may reallow a concession not to exceed         % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the representatives may change the public offering price and concessions.

We have agreed that, for a period of 60 days from the date of the underwriting agreement, we will not, without the prior written consent of Citigroup Global Markets Inc., offer or sell (or enter into any agreement to offer or sell), directly or indirectly, any of our common shares or any securities convertible into, or exchangeable for, common shares, file or participate in the filing of a registration statement with the SEC in respect of such common shares or securities, or publicly announce an intention to effect one of these transactions.

Notwithstanding our lock-up agreement described above, the underwriters have agreed in the underwriting agreement that we may, among other things, (i) issue and sell common shares and file related registration statements pursuant to any of our existing employee and director stock incentive plans, stock ownership plans or dividend reinvestment plans and certain future stock ownership plans, (ii) issue common shares issuable upon the conversion of securities or the exercise of warrants and options outstanding at the date of the underwriting agreement, (iii) issue common shares as consideration for purchases or acquisitions of other related businesses, subject to certain exceptions, and (iv) issue and sell common shares or file related registration statements as contemplated by this prospectus supplement.

The notes are a new issue of securities with no established trading market. The notes will not be listed on any securities exchange or automated dealer quotation system.

We have agreed to indemnify the underwriters and certain controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus supplement to purchase up to $26.25 million additional principal amount of notes at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a principal amount of additional notes approximately proportionate to that underwriter’s initial purchase commitment.

In order to facilitate the offering of the notes, Citigroup Global Markets Inc. on behalf of the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the notes and the common stock. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of the notes than it is required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters option to purchase additional notes from us in the offering. The underwriters may close out any covered short position by either exercising the option to purchase additional notes or purchasing notes in the open market. In determining the source of notes to close out the covered short position, the underwriters will consider, among other things, the price of notes available for purchase in the open market as compare to the price at which it may purchase notes through the option. “Naked” short sales are sales in excess of the option. The underwriters must close out any naked short position by purchasing notes in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be a downward pressure on the price of the notes in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of certain bids for or purchases of the notes made by the underwriters in the open market prior to the completion of the offering. Any of these activities may stabilize or maintain the market price of the notes above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the notes and the common stock. As a result, the price of the notes may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected in the over-the-counter market or otherwise.

The underwriters and their predecessors and affiliates have from time to time provided, and expect to continue to provide, financial and advisory services to us for customary fees. An affiliate of Citigroup Global Markets Inc. and Wachovia Capital Markets, LLC are lenders under one of the credit facilities.

LEGAL MATTERS

The validity of our notes offered hereby will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania. Davis Polk & Wardwell, New York, New York, advised the underwriters in connection with the offering of the notes.

EXPERTS

The consolidated financial statements of EDO Corporation appearing in EDO Corporation’s Annual Report (Form 10-K/A) for the year ended December 31, 2004 (including the schedule appearing therein), and EDO Corporation management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 included therein, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon, included therein, and incorporated herein by reference. Such consolidated financial statements and management’s assessment are incorporated herein by reference in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

PROSPECTUS

$500,000,000

EDO CORPORATION

DEBT SECURITIES

PREFERRED STOCK

COMMON STOCK

WARRANTS

We may from time to time sell up to $500,000,000 aggregate initial offering price of:

•	our debt securities, in one or more series, which may be either senior debt securities, senior subordinated debt securities, subordinated debt securities or debt securities with any other ranking;

•	shares of our preferred stock, par value $1 per share, in one or more series;

•	shares of our common stock, par value $1 per share;

•	warrants to purchase our debt or equity securities; or

•	any combination of the foregoing.

This prospectus also covers guarantees, if any, of our payment obligations under any debt securities, which may be given by certain of our subsidiaries, on terms to be determined at the time of the offering. We will provide the specific terms of these securities in supplements to this prospectus. The prospectus supplements may also add, update or change information contained in this prospectus. Before you invest, you should carefully read this prospectus and any prospectus supplement, as well as the documents incorporated or deemed to be incorporated by reference in this prospectus.

We will sell these securities directly, through agents, dealers or underwriters as designated from time to time, or through a combination of these methods. We reserve the sole right to accept, and together with our agents, dealers and underwriters reserve the right to reject, in whole or in part any proposed purchase of securities to be made directly or through agents, underwriters or dealers. If our agents or any dealers or underwriters are involved in the sale of the securities, the applicable prospectus supplement will set forth any applicable commissions or discounts.

This prospectus may not be used to consummate sales of securities unless accompanied by a prospectus supplement.

Our common stock is traded on the NYSE under the symbol “EDO”. Each prospectus supplement will indicate if the securities offered thereby will be listed on any securities exchange.

Neither the Securities and Exchange Commission, any state securities commission, nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus or any other prospectus supplement. Any representation to the contrary is a criminal offense.

THE DATE OF THIS PROSPECTUS IS JANUARY 26, 2004.

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we filed with the Securities and Exchange Commission using a “shelf” registration process. Under this shelf process, we may, from time to time, sell any combination of debt securities, preferred stock, common stock and warrants, as described in this prospectus, in one or more offerings up to a total dollar amount of $500,000,000 or the equivalent thereof on the date of issuance in one or more foreign currencies, foreign currency units or composite currencies. This prospectus provides you with a general description of the securities we may offer. Each time that securities are sold, a prospectus supplement that will contain specific information about the terms of that offering will be provided. The prospectus supplement may also add, update or change information contained in this prospectus. You should read both this prospectus and any prospectus supplement together with additional information described under the heading “Available Information.”

We have not authorized any person to give any information or to make any representation in connection with this offering other than those contained or incorporated by reference in this prospectus, and, if given or made, such information or representation must not be relied upon as having been so authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer to sell is not authorized, or in which the person is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. Neither the delivery of this prospectus nor any sale hereunder shall, under any circumstances, create any implication that there has been no change in our affairs since the date hereof, that the information contained herein is correct as of any time subsequent to its date, or that any information incorporated by reference herein is correct as of any time subsequent to its date.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus and the documents incorporated or deemed to be incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Forward-looking statements, which are based on assumptions and estimates and describe our future plans, strategies and expectations, are generally identifiable by the use of the words “anticipate,” “will,” “believe,” “estimate,” “expect,” “intend,” “seek,” or similar expressions. These forward-looking statements may address, among other things, the anticipated effects of the offering of the securities hereunder, our anticipated earnings, capital expenditures, contributions to our net sales by acquired companies, sales momentum, customer and product sales mix, expected efficiencies in our business and our ability to realize expected synergies from acquisitions. These forward-looking statements are subject to risks, uncertainties and assumptions. Important factors that could cause actual results to differ materially from the forward-looking statements we make or incorporate by reference in this prospectus are described in this prospectus under “Risk Factors” and in the documents incorporated or deemed to be incorporated by reference in this prospectus, and additional factors may be discussed in the prospectus supplement relating to a particular offering of securities.

If one or more of these risks or uncertainties materialize, or if any underlying assumptions proves incorrect, our actual results, performance or achievements may vary materially from future results, performance or achievements expressed or implied by these forward-looking statements. All forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the cautionary statements in this section. We undertake no obligation to publicly update or revise any forward-looking statements to reflect future events or developments.

ii

THE COMPANY

We are a leading supplier of sophisticated, highly engineered products and systems for defense, aerospace and industrial applications. Since our founding in 1925, we have developed core competencies in advanced electronics, electromechanical systems, information systems and engineered materials. We have established leading positions in a number of niche markets, employing proprietary technologies and capabilities. We believe our products and systems are mission-critical, standard equipment on a wide range of military aircraft, including the F-14, F-15, F-16, F/A-18, F/A-22, Tornado, F-2, EA-6B and B-1B. Our products and systems are also found on a variety of U.S. and foreign naval ships and submarines, commercial aircraft and both military and commercial spacecraft. In 2002, sales of defense-related products and services to the U.S. Government, including sales to prime contractors, were 75% of our total sales.

We are a direct supplier, or prime contractor, to the U.S. Department of Defense, referred to as the DoD. We are also a first tier supplier, which is a direct supplier to prime contractors, in the aerospace and defense industries, including BAE Systems plc, Boeing Company, Lockheed Martin Corporation, Northrop Grumman Corporation and Raytheon Company. Our customers include more than 20 foreign governments, including those of countries in Europe, South America and Asia.

USE OF PROCEEDS

Except as otherwise provided in a prospectus supplement, we will use the net proceeds from the sale of the securities for general corporate purposes, which may include reducing our outstanding indebtedness, increasing our working capital, acquisitions and capital expenditures. When a particular series of securities is offered, the prospectus supplement relating to that offering will set forth our intended use of the net proceeds received from the sale of those securities. Pending the application of the net proceeds for these purposes, we expect to invest the proceeds in short-term, interest-bearing instruments or other investment-grade securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges of EDO Corporation and its subsidiaries for each of the years 1998 through 2002 ending on December 31st, and the nine months ended on September 27, 2003:

December 31, 1998	December 31, 1999	December 31, 2000	December 31, 2001	December 31, 2002	Nine Months Ended September 27, 2003
4.0x	3.2x	2.1x	6.0x	3.9x	2.4x

The ratio of earnings to fixed charges represents the number of times “fixed charges” are covered by “earnings.” “Fixed charges” consist of interest expense, including amortization of debt issuance costs, and the portion of rental expense deemed to represent interest. “Earnings” consist of income from continuing operations before income taxes plus fixed charges.

GENERAL DESCRIPTION OF SECURITIES

We, directly or through agents, dealers or underwriters designated from time to time, may offer, issue and sell, together or separately, up to $500,000,000 aggregate initial offering price of:

•	debt securities, in one or more series, which may be senior debt securities, senior subordinated debt securities, subordinated debt securities or debt securities with any other ranking, and which may be guaranteed by certain of our subsidiaries;

•	shares of our preferred stock, par value $1 per share, in one or more series;

•	shares of our common stock, par value $1 per share;

•	warrants to purchase our debt or equity securities; or

•	any combination of the foregoing, either individually or as units consisting of one or more of the foregoing, each on terms to be determined at the time of sale.

We may issue debt securities that are exchangeable for or convertible into shares of our common stock or our preferred stock. The preferred stock may also be exchangeable for and / or convertible into shares of our common stock or another series of our preferred stock. When a particular series of securities is offered, a supplement to this prospectus will be delivered with this prospectus, which will set forth the terms of the offering and sale of the offered securities, as well as complete descriptions of the security or securities to be offered pursuant to the prospectus supplement. The summary descriptions of securities included in this prospectus are not meant to be complete descriptions of each security.

DESCRIPTION OF DEBT SECURITIES

As used in this prospectus, debt securities means the debentures, notes, bonds and other evidences of indebtedness that we may issue from time to time. The debt securities will either be senior debt securities or subordinated debt securities. Senior debt securities will be issued under a “Senior Indenture” and subordinated debt securities will be issued under a “Subordinated Indenture.” This prospectus sometimes refers to the Senior Indenture and the Subordinated Indenture collectively as the “Indentures.” The trustee or trustees under the Indentures will be named in the applicable prospectus supplement.

The forms of Indentures are filed as exhibits to the registration statement of which this prospectus forms a part. The statements and descriptions in this prospectus or in any prospectus supplement regarding provisions of the Indentures and debt securities are summaries thereof, do not purport to be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the Indentures (and any amendments or supplements we may enter into from time to time which are permitted under each Indenture) and the debt securities, including the definitions therein of certain terms.

General

Unless otherwise specified in a prospectus supplement, the debt securities will be direct unsecured obligations of EDO Corporation. The senior debt securities will rank equally with any of our other senior and unsubordinated debt. The subordinated debt securities will be subordinate and junior in right of payment to any senior indebtedness.

The Indentures do not limit the aggregate principal amount of debt securities that we may issue and provide that we may issue debt securities from time to time in one or more series, in each case with the same or various maturities, at par or at a discount. Unless indicated in a prospectus supplement, we may issue additional debt securities of a particular series without the consent of the holders of the debt securities of such series outstanding at the time of the issuance. Any such additional debt securities, together with all other outstanding debt securities of that series, will constitute a single series of debt securities under the applicable Indenture.

Each prospectus supplement will describe the terms relating to the specific series of debt securities being offered. These terms will include some or all of the following:

•	the title of debt securities and whether they are subordinated debt securities or senior debt securities;

•	any limit on the aggregate principal amount of the debt securities;

•	the ability to issue additional debt securities of the same series;

•	the price or prices at which we will sell the debt securities;

•	whether the debt securities of the series will be guaranteed and the terms of any such guarantee;

•	the maturity date or dates of the debt securities;

•	the rate or rates of interest, if any, which may be fixed or variable, at which the debt securities will bear interest, or the method of determining such rate or rates, if any;

•	the date or dates from which any interest will accrue or the method by which such date or dates will be determined;

•	the right, if any, to extend the interest payment periods and the duration of any such deferral period, including the maximum consecutive period during which interest payment periods may be extended;

•	whether the amount of payments of principal of (and premium, if any) or interest on the debt securities may be determined with reference to any index, formula or other method, such as one or more currencies, commodities, equity indices or other indices, and the manner of determining the amount of such payments;

•	the dates on which we will pay interest on the debt securities and the regular record date for determining who is entitled to the interest payable on any interest payment date;

•	the place or places where the principal of (and premium, if any) and interest on the debt securities will be payable, where any securities may be surrendered for registration of transfer, exchange or conversion, as applicable, and notices and demands may be delivered to or upon us pursuant to the Indenture;

•	if we possess the option to do so, the periods within which and the prices at which we may redeem the debt securities, in whole or in part, pursuant to optional redemption provisions, and the other terms and conditions of any such provisions;

•	our obligation, if any, to redeem, repay or purchase debt securities by making periodic payments to a sinking fund or through an analogous provision or at the option of holders of the debt securities, and the period or periods within which and the price or prices at which we will redeem, repay or purchase the debt securities, in whole or in part, pursuant to such obligation, and the other terms and conditions of such obligation;

•	the denominations in which the debt securities will be issued, if other than denominations of $1,000 and integral multiples of $1,000;

•	the portion, or methods of determining the portion, of the principal amount of the debt securities which we must pay upon the acceleration of the maturity of the debt securities in connection with an Event of Default (as described below), if other than the full principal amount;

•	the currency, currencies or currency unit in which we will pay the principal of (and premium, if any) or interest, if any, on the debt securities, if not United States dollars;

•	provisions, if any, granting special rights to holders of the debt securities upon the occurrence of specified events;

•	any deletions from, modifications of or additions to the Events of Default or our covenants with respect to the applicable series of debt securities, and whether or not such Events of Default or covenants are consistent with those contained in the applicable Indenture;

•	any limitation on our ability to incur debt, redeem shares, sell our assets or other restrictions;

•	the application, if any, of the terms of the Indenture relating to defeasance and covenant defeasance (which terms are described below) to the debt securities;

•	whether the subordination provisions summarized below or different subordination provisions will apply to the debt securities;

•	the terms, if any, upon which the holders may convert or exchange the debt securities into or for our common shares, preferred shares or other securities or property;

•	whether any of the debt securities will be issued in global form and, if so, the terms and conditions upon which global debt securities may be exchanged for certificated debt securities;

•	any change in the right of the trustee or the requisite holders of debt securities to declare the principal amount thereof due and payable because of an Event of Default;

•	the depositary for global or certificated debt securities;

•	any special tax implications of the debt securities;

•	any trustees, authenticating or paying agents, transfer agents or registrars, or other agents with respect to the debt securities;

•	any other terms of the debt securities not inconsistent with the provisions of the Indentures, as amended or supplemented;

•	to whom any interest on any debt security shall be payable, if other than the person in whose name the security is registered, on the record date for such interest, the extent to which, or the manner in which, any interest payable on a temporary global debt security will be paid if other than in the manner provided in the applicable Indenture;

•	if the principal of or any premium or interest on any debt securities of the series is to be payable in one or more currencies or currency units other than as stated, the currency, currencies or currency units in which it shall be paid and the periods within and terms and conditions upon which such election is to be made and the amounts payable (or the manner in which such amount shall be determined);

•	the portion of the principal amount of any securities of the series which shall be payable upon declaration of acceleration of the maturity of the debt securities pursuant to the applicable Indenture if other than the entire principal amount; and

•	if the principal amount payable at the stated maturity of any debt security of the series will not be determinable as of any one or more dates prior to the stated maturity, the amount which shall be deemed to be the principal amount of such securities as of any such date for any purpose, including the principal amount thereof which shall be due and payable upon any maturity other than the stated maturity or which shall be deemed to be outstanding as of any date prior to the stated maturity (or, in any such case, the manner in which such amount deemed to be the principal amount shall be determined).

Unless otherwise specified in the applicable prospectus supplement, the debt securities will not be listed on any securities exchange.

Unless otherwise specified in the applicable prospectus supplement, debt securities will be issued in fully-registered form without coupons.

Debt securities may be sold at a substantial discount below their stated principal amount, bearing no interest or interest at a rate which at the time of issuance is below market rates. The applicable prospectus supplement will describe the federal income tax consequences and special considerations applicable to any such debt securities. The debt securities may also be issued as indexed securities or securities denominated in foreign currencies, currency units or composite currencies, as described in more detail in the prospectus supplement relating to any of the particular debt securities. The prospectus supplement relating to specific debt securities will also describe any special considerations and certain additional tax considerations applicable to such debt securities.

Guarantees

Debt securities may be guaranteed by certain of our domestic subsidiaries if so provided in the applicable prospectus supplement. The prospectus supplement will describe the terms of any guarantees, including, among other things, the method for determining the identity of the guarantors and the conditions under which guarantees will be added or released. Any guarantees will be joint and several obligations of the guarantors. The obligations of each guarantor under its guarantee will be limited as necessary to prevent that guarantee from constituting a fraudulent conveyance or fraudulent transfer under applicable law.

Subordination

The prospectus supplement relating to any offering of subordinated debt securities will describe the specific subordination provisions. However, unless otherwise noted in the prospectus supplement, subordinated debt securities will be subordinate and junior in right of payment to any existing Senior Indebtedness.

Under the Subordinated Indenture, “Senior Indebtedness” means all amounts due on obligations in connection with any of the following, whether outstanding at the date of execution of the Subordinated Indenture, or thereafter incurred or created:

•	the principal of (and premium, if any) and interest due on our indebtedness for borrowed money and indebtedness evidenced by securities, debentures, bonds or other similar instruments issued by us;

•	all of our capital lease obligations;

•	all of our obligations for the reimbursement on any letter of credit, banker’s acceptance, security purchase facility or similar credit transaction;

•	all of our obligations in respect of interest rate swap, cap or other agreements, interest rate future or options contracts, currency swap agreements, currency future or option contracts and other similar agreements;

•	all obligations of the types referred to above of other persons for the payment of which we are responsible or liable as obligor, guarantor or otherwise; and

•	all obligations of the types referred to above of other persons secured by any lien on any property or asset of ours (whether or not such obligation is assumed by us).

However, Senior Indebtedness does not include:

•	any indebtedness which expressly provides that such indebtedness shall not be senior in right of payment to the subordinated debt securities, or that such indebtedness shall be subordinated to any other of our indebtedness, unless such indebtedness expressly provides that such indebtedness shall be senior in right of payment to the subordinated debt securities;

•	any of our indebtedness in respect of the subordinated debt securities;

•	any indebtedness or liability for compensation to employees, for goods or materials purchased in the ordinary course of business or for services;

•	any of our indebtedness to any subsidiary; and

•	any liability for federal, state, local or other taxes owed or owing by us.

Senior Indebtedness shall continue to be Senior Indebtedness and be entitled to the benefits of the subordination provisions irrespective of any amendment, modification or waiver of any term of such Senior Indebtedness.

Unless otherwise noted in the accompanying prospectus supplement, if we default in the payment of any principal of (or premium, if any) or interest on any Senior Indebtedness when it becomes due and payable, whether at maturity or at a date fixed for prepayment or by declaration or otherwise, then, unless and until such default is cured or waived or ceases to exist, we will make no direct or indirect payment (in cash, property, securities, by set-off or otherwise) in respect of the principal of or interest on the subordinated debt securities or in respect of any redemption, retirement, purchase or other requisition of any of the subordinated debt securities.

In the event of the acceleration of the maturity of any subordinated debt securities, the holders of all senior debt securities outstanding at the time of such acceleration, subject to any security interest, will first be entitled to receive payment in full of all amounts due on the senior debt securities before the holders of the subordinated debt securities will be entitled to receive any payment of principal (and premium, if any) or interest on the subordinated debt securities.

If any of the following events occurs, we will pay in full all Senior Indebtedness before we make any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, to any holder of subordinated debt securities:

•	any dissolution or winding-up or liquidation or reorganization of EDO Corporation, whether voluntary or involuntary or in bankruptcy, insolvency or receivership;

•	any general assignment by us for the benefit of creditors; or

•	any other marshaling of our assets or liabilities.

In such event, any payment or distribution under the subordinated debt securities, whether in cash, securities or other property, which would otherwise (but for the subordination provisions) be payable or deliverable in respect of the subordinated debt securities, will be paid or delivered directly to the holders of Senior Indebtedness in accordance with the priorities then existing among such holders until all Senior Indebtedness has been paid in full. If any payment or distribution under the subordinated debt securities is received by the trustee of any subordinated debt securities in contravention of any of the terms of the Subordinated Indenture and before all the Senior Indebtedness has been paid in full, such payment or distribution or security will be received in trust for the benefit of, and paid over or delivered and transferred to, the holders of the Senior Indebtedness at the time outstanding in accordance with the priorities then existing among such holders for application to the payment of all Senior Indebtedness remaining unpaid to the extent necessary to pay all such Senior Indebtedness in full.

The Subordinated Indenture does not limit the issuance of additional Senior Indebtedness.

Unless otherwise indicated in an applicable prospectus, if any series of subordinated debt securities is guaranteed by certain of our subsidiaries, then the guarantee will be subordinated to the Senior Indebtedness of such guarantor to the same extent as the subordinated debt securities are subordinated to the Senior Indebtedness.

Consolidation, Merger, Sale of Assets and Other Transactions

We may not (i) merge with or into or consolidate with another corporation or sell, assign, transfer, lease or convey all or substantially all of our properties and assets to, any other corporation other than a direct or indirect wholly-owned subsidiary of ours, and (ii) no corporation may merge with or into or consolidate with us or, except for any direct or indirect wholly-owned subsidiary of ours, sell, assign, transfer, lease or convey all or substantially all of its properties and assets to us, unless:

•	we are the surviving corporation or the corporation formed by or surviving such merger or consolidation or to which such sale, assignment, transfer, lease or conveyance has been made, if other than us, has expressly assumed by supplemental indenture all of our obligations under the Indentures;

•	immediately after giving effect to such transaction, no default or Event of Default has occurred and is continuing; and we deliver to the trustee an officers’ certificate and an opinion of counsel, each stating that the supplemental indenture complies with the applicable Indenture.

Events of Default, Notice and Waiver

Unless an accompanying prospectus supplement states otherwise, the following shall constitute “Events of Default” under the Indentures with respect to each series of debt securities:

•	our failure to pay any interest on any debt security of such series when due and payable, continued for 30 days;

•	our failure to pay principal (or premium, if any) on any debt security of such series when due, regardless of whether such payment became due because of maturity, redemption, acceleration or otherwise, or is required by any sinking fund established with respect to such series;

•	our failure to observe or perform any other of its covenants or agreements with respect to such debt securities for 90 days after we receive notice of such failure;

•	except as permitted by the Indenture, if debt securities are guaranteed, any guarantor shall be held in any final, non-appealable judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect or any guarantor, or any person acting on behalf of any guarantor, shall deny, or disaffirm its obligations under its guarantee (unless such guarantor could be released from its guarantee in accordance with the applicable terms of the Indenture);

•	certain events of bankruptcy, insolvency or reorganization of EDO Corporation; or

•	any other Event of Default provided with respect to Securities of that series.

If an Event of Default with respect to any debt securities of any series outstanding under either of the Indentures shall occur and be continuing, the trustee under such Indenture or the holders of at least 25% in aggregate principal amount of the debt securities of that series outstanding may declare, by notice as provided in the applicable Indenture, the principal amount (or such lesser amount as may be provided for in the debt securities of that series) of all the debt securities of that series outstanding to be due and payable immediately; provided that, in the case of an Event of Default involving certain events in bankruptcy, insolvency or reorganization, acceleration is automatic; and, provided further, that after such acceleration, but before a judgment or decree based on acceleration, the holders of a majority in aggregate principal amount of the outstanding debt securities of that series may, under certain circumstances, rescind and annul such acceleration if all Events of Default, other than the nonpayment of accelerated principal, have been cured or waived. Upon the acceleration of the maturity of original issue discount securities, an amount less than the principal amount thereof will become due and payable. Reference is made to the prospectus supplement relating to any original issue discount securities for the particular provisions relating to acceleration of maturity thereof.

Any past default under either Indenture with respect to debt securities of any series, and any Event of Default arising therefrom, may be waived by the holders of a majority in principal amount of all debt securities of such series outstanding under such Indenture, except in the case of (i) default in the payment of the principal of (or premium, if any) or interest on any debt securities of such series or (ii) default in respect of a covenant or provision which may not be amended or modified without the consent of the holder of each outstanding debt security of such series affected.

The trustee is required within 90 days after the occurrence of a default (which is known to the trustee and is continuing), with respect to the debt securities of any series (without regard to any grace period or notice requirements), to give to the holders of the debt securities of such series notice of such default.

The trustee, subject to its duties during default to act with the required standard of care, may require indemnification by the holders of the debt securities of any series with respect to which a default has occurred before proceeding to exercise any right or power under the Indentures at the request of the holders of the debt securities of such series. Subject to such right of indemnification and to certain other limitations, the holders of a majority in principal amount of the outstanding debt securities of any series under either Indenture may direct the time, method and place of conducting any proceeding for any remedy available to the trustee, or exercising any trust or power conferred on the trustee with respect to the debt securities of such series, provided that such direction shall not be in conflict with any rule of law or with the applicable Indenture and the Trustee may take any other action deemed proper by the Trustee which is not inconsistent with such direction.

No holder of a debt security of any series may institute any action against us under either of the Indentures (except actions for payment of overdue principal of (and premium, if any) or interest on such debt security or for the conversion or exchange of such debt security in accordance with its terms) unless (i) the holder has given to the trustee written notice of an Event of Default and of the continuance thereof with respect to the debt securities of such series specifying an Event of Default, as required under the applicable Indenture, (ii) the holders of at least 25% in aggregate principal amount of the debt securities of that series then outstanding under such Indenture shall have requested the trustee to institute such action and offered to the trustee indemnity reasonably satisfactory to it against the costs, expenses and liabilities to be incurred in compliance with such request; (iii) the trustee shall not have instituted such action within 60 days of such request and (iv) no direction inconsistent with such written request has been given to the Trustee during such 60-day period by the holders of a majority in principal amount of the debt securities of that series.

We are required to furnish annually to the trustee statements as to our compliance with all conditions and covenants under each Indenture.

Discharge, Defeasance and Covenant Defeasance

We may discharge or defease our obligations under the Indenture as set forth below, unless otherwise indicated in the applicable prospectus supplement.

We or, if applicable, any guarantor may discharge certain obligations to holders of any series of debt securities issued under either the Senior Indenture or the Subordinated Indenture which have not already been delivered to the trustee for cancellation and which have either become due and payable or are by their terms due and payable within one year (or scheduled for redemption within one year) by irrevocably depositing with the trustee money in an amount sufficient to pay and discharge the entire indebtedness on such debt securities not previously delivered to the Trustee for cancellation, for principal and any premium and interest to the date of such deposit (in the case of debt securities which have become due and payable) or to the stated maturity or redemption date, as the case may be and we have paid all other sums payable under the applicable Indenture as the case may be and we or, if applicable, any guarantor, have paid all other sums payable under the applicable Indenture.

If indicated in the applicable prospectus supplement, we, or, if applicable, the guarantors, may elect either (i) to defease and be discharged from any and all obligations with respect to the debt securities of or within any series and all obligations with respect to guarantees in the case of guarantors (except in all cases as otherwise provided in the relevant Indenture) (“defeasance”) or (ii) to be released from our obligations with respect to certain covenants applicable to the debt securities of or within any series (“covenant defeasance”), upon the deposit with the relevant Indenture trustee, in trust for such purpose, of money and/or government obligations which through the payment of principal and interest in accordance with their terms will provide money in an amount sufficient to pay the principal of (and premium, if any) or interest on such debt securities to maturity or redemption, as the case may be, and any mandatory sinking fund or analogous payments thereon. As a condition to defeasance or covenant defeasance, we must deliver to the trustee an opinion of counsel to the effect that the holders of such debt securities will not recognize income, gain or loss for federal income tax purposes as a result of such defeasance, or covenant defeasance and will be subject to federal income tax on the same amounts and in the same manner and at the same times as would have been the case if such defeasance or covenant defeasance had not occurred. Such opinion of counsel, in the case of defeasance under clause (i) above, must refer to and be based upon a ruling of the Internal Revenue Service or a change in applicable federal income tax law occurring after the date of the relevant Indenture. In addition, in the case of either defeasance or covenant defeasance, we shall have delivered to the trustee (i) an officers’ certificate to the effect that the relevant debt securities exchange(s) have informed us that neither such debt securities nor any other debt securities of the same series, if then listed on any securities exchange, will be delisted as a result of such deposit and (ii) an officers’ certificate and an opinion of counsel, each stating that all conditions precedent with respect to such defeasance or covenant defeasance have been complied with.

We may exercise our defeasance option with respect to such debt securities notwithstanding our prior exercise of our covenant defeasance option.

Modification and Waiver

Under the Indentures, we and the applicable trustee may supplement the Indentures for certain purposes which would not materially adversely affect the interests or rights of the holders of debt securities of a series without the consent of those holders. We and the applicable trustee may also modify the Indentures or any supplemental indenture in a manner that affects the interests or rights of the holders of debt securities with the consent of the holders of at least a majority in aggregate principal amount of the outstanding debt securities of each affected series issued under the Indenture. However, the Indentures require the consent of each holder of debt securities that would be affected by any modification which would:

•	change the fixed maturity of any debt securities of any series, or reduce the principal amount thereof, or reduce the rate or extend the time of payment of interest thereon, or reduce any premium payable upon the redemption thereof;

•	reduce the amount of principal of an original issue discount debt security or any other debt security payable upon acceleration of the maturity thereof;

•	change the currency in which any debt security or any premium or interest is payable;

•	impair the right to enforce any payment on or with respect to any debt security;

•	adversely change the right to convert or exchange, including decreasing the conversion rate or increasing the conversion price of, any debt security (if applicable);

•	release any applicable guarantor from any of its obligations under its guarantee or the Indenture, except in accordance with the Indenture;

•	reduce the percentage in principal amount of outstanding debt securities of any series, the consent of whose holders is required for modification or amendment of the Indentures or for waiver of compliance with certain provisions of the Indentures or for waiver of certain defaults; or

•	modify any of the above provisions.

The Indentures permit the holders of at least a majority in aggregate principal amount of the outstanding debt securities of any series issued under the Indenture which is affected by the modification or amendment to waive our compliance with certain covenants contained in the Indentures.

Payment and Paying Agents

Unless otherwise indicated in the applicable prospectus supplement, payment of interest on a debt security on any interest payment date will be made to the person in whose name a debt security is registered at the close of business on the record date for the interest.

Unless otherwise indicated in the applicable prospectus supplement, principal, interest and premium on the debt securities of a particular series will be payable at the office of such paying agent or paying agents as we may designate for such purpose from time to time. Notwithstanding the foregoing, at our option, payment of any interest may be made by check mailed to the address of the person entitled thereto as such address appears in the security register.

Unless otherwise indicated in the applicable prospectus supplement, a paying agent designated by us will act as paying agent for payments with respect to debt securities of each series. All paying agents initially designated by us for the debt securities of a particular series will be named in the applicable prospectus supplement. We may at any time designate additional paying agents or rescind the designation of any paying agent or approve a change in the office through which any paying agent acts, except that we will be required to maintain a paying agent in each place of payment for the debt securities of a particular series.

All moneys paid by us to a paying agent for the payment of the principal, interest or premium on any debt security which remain unclaimed at the end of two years after such principal, interest or premium has become due and payable will be repaid to us upon request, and the holder of such debt security thereafter may look only to us for payment thereof.

Denominations, Registrations and Transfer

Unless an accompanying prospectus supplement states otherwise, debt securities will be represented by one or more global certificates registered in the name of a nominee for The Depository Trust Company, or DTC. In such case, each holder’s beneficial interest in the global securities will be shown on the records of DTC and transfers of beneficial interests will only be effected through DTC’s records.

A holder of debt securities may only exchange a beneficial interest in a global security for certificated securities registered in the holder’s name if:

•	DTC notifies us that it is unwilling or unable to continue serving as the depositary for the relevant global securities or DTC ceases to maintain certain qualifications under the Securities Exchange Act of 1934 and no successor depositary has been appointed for 90 days; or

•	we determine, in our sole discretion, that the global security shall be exchangeable.

If debt securities are issued in certificated form, they will only be issued in the minimum denomination specified in the accompanying prospectus supplement and integral multiples of such denomination. Transfers and exchanges of such debt securities will only be permitted in such minimum denomination. Transfers of debt securities in certificated form may be registered at the trustee’s corporate office or at the offices of any paying agent or trustee appointed by us under the Indentures. Exchanges of debt securities for an equal aggregate principal amount of debt securities in different denominations may also be made at such locations.

Governing Law

The Indentures and debt securities will be governed by, and construed in accordance with, the internal laws of the State of New York, without regard to its principles of conflicts of laws.

Trustee

The trustee or trustees under the Indentures will be named in any applicable prospectus supplement.

Conversion or Exchange Rights

The prospectus supplement will describe the terms, if any, on which a series of debt securities may be convertible into or exchangeable for our common shares, preferred shares or other debt securities. These terms will include provisions as to whether conversion or exchange is mandatory, at the option of the holder or at our option. These provisions may allow or require the number of shares of our common shares or other securities to be received by the holders of such series of debt securities to be adjusted.

DESCRIPTION OF CAPITAL SHARES

Authorized Capital Shares

Our authorized capital stock consists of 50,000,000 common shares, par value $1 per share and 500,000 preferred shares, par value $1 per share. As of November 3, 2003, 19,739,245 common shares were outstanding, no preferred shares were outstanding and there were about 1,924 holders of record of our common shares.

Common Shares

Voting Rights. The holders of common shares are entitled to one vote per share on all matters submitted to a vote of shareholders. The holders of common shares are not entitled to cumulative voting rights. Except as otherwise provided by law, the holders of common shares vote as one class.

Dividends. Subject to the rights of any holders of our preferred shares and the limitations summarized in the paragraph titled “Dividend Rights” below, the holders of our common shares are entitled to receive dividends when, as and if declared by our board of directors out of funds legally available therefor.

Other Rights. In the event of our liquidation, dissolution or winding up, subject to the rights of the holders of any of our preferred shares then outstanding, the holders of our common shares are entitled to receive our net assets in proportion to the respective number of shares held by them. The holders of our common shares have no preemptive rights and there are no conversion rights or sinking fund provisions applicable thereto.

Preferred Shares

The following description discusses the general terms of the preferred shares that we may issue. The prospectus supplement relating to a particular series of preferred shares will describe certain other terms of such series of preferred shares. If so indicated in the prospectus supplement relating to a particular series of preferred shares, the terms of any such series of preferred shares may differ from the terms set forth below. The description of preferred shares set forth below and the description of the terms of a particular series of preferred shares set forth in the applicable prospectus supplement are not complete and are qualified in their entirety by reference to our certificate of incorporation and to the certificate of designation relating to that series of preferred shares.

Authority of the Board to Issue Preferred Shares. We are authorized to issue up to 500,000 preferred shares, par value $1 per share, in one or more series. On the date of this prospectus, no preferred shares were outstanding. The board of directors may authorize the issuance of preferred shares in one or more series and may determine, with respect to any such series, the powers, preferences and rights of such series, and its qualifications, limitations and restrictions, including, without limitation:

•	the number of shares to constitute such series and the designations thereof;

•	the voting power, if any, of holders of shares of such series and, if voting power is limited, the circumstances under which such holders may be entitled to vote; provided, however, that the board of directors shall not create any series of preferred shares with more than one voter per share;

•	the rate of dividends, if any, and the extent of further participation in dividend distributions, if any, and whether dividends shall be cumulative or non-cumulative;

•	whether or not such series shall be redeemable, and, if so, the terms and conditions upon which shares of such series shall be redeemable;

•	the extent, if any, to which such series shall have the benefit of any sinking fund provision for the redemption or purchase of shares;

•	the rights, if any, of such series, in the event of the dissolution of the corporation, or upon any distribution of the assets of the corporation; and

•	whether or not the shares of such series shall be convertible, and, if so, the terms and conditions upon which shares of such series shall be convertible.

You should refer to the prospectus supplement relating to the series of preferred shares being offered for the specific terms of that series, including:

•	the title of the series and the number of shares in the series;

•	the price at which the preferred shares will be offered;

•	the dividend rate or rates or method of calculating the rates, the dates on which the dividends will be payable, whether or not dividends will be cumulative or noncumulative and, if cumulative, the dates from which dividends on the preferred shares being offered will cumulate;

•	the voting rights, if any, of the holders of preferred shares being offered;

•	the provisions for a sinking fund, if any, and the provisions for redemption, if applicable, of the preferred shares being offered;

•	the liquidation preference per share;

•	the terms and conditions, if applicable, upon which the preferred shares being offered will be convertible into our common shares, including the conversion price, or the manner of calculating the conversion price, and the conversion period;

•	the terms and conditions, if applicable, upon which the preferred shares being offered will be exchangeable for debt securities, including the exchange price, or the manner of calculating the exchange price, and the exchange period;

•	any listing of the preferred shares being offered on any securities exchange;

•	whether interests in the shares of the series will be represented by depositary shares;

•	a discussion of any material U.S. federal income tax considerations applicable to the preferred shares being offered;

•	the relative ranking and preferences of the preferred shares being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs;

•	any limitations on the issuance of any class or series of preferred shares ranking senior or equal to the series of preferred shares being offered as to dividend rights and rights upon liquidation, dissolution or the winding up of our affairs, and

•	any additional rights, preferences, qualifications, limitations and restrictions of the series.

Upon issuance, the preferred shares will be fully paid and nonassessable, which means that its holders will have paid their purchase price in full and we may not require them to pay additional funds. Holders of preferred shares will not have any preemptive rights.

Dividend Rights. Holders of preferred shares will be entitled to receive, when, as and if declared by the board of directors, dividends in additional preferred shares or cash dividends at the rates and on the dates set forth in the related prospectus supplement. Dividend rates may be fixed or variable or both. Different series of preferred shares may be entitled to dividends at different dividend rates or based upon different methods of determination. Each dividend will be payable to the holders of record as they appear on our stock books on record dates determined by the board of directors. Dividends on preferred shares may be cumulative or noncumulative, as specified in the related prospectus supplement. If the board of directors fails to declare a dividend on any preferred shares for which dividends are noncumulative, then the right to receive that dividend will be lost, and we will have no obligation to pay the dividend for that dividend period, whether or not dividends are declared for any future dividend period.

No full dividends will be declared or paid on any preferred shares unless full dividends for the dividend period commencing after the immediately preceding dividend payment date and any cumulative dividends still owing have been or contemporaneously are declared and paid on all other series of preferred shares which have the same rank as, or rank senior to, that series of preferred shares. When those dividends are not paid in full, dividends will be declared pro rata, so that the amount of dividends declared per share on that series of preferred shares and on each other series of preferred shares having the same rank as that series of preferred shares will bear the same ratio to each other that accrued dividends per share on that series of preferred shares and the other series of preferred shares bear to each other. In addition, generally, unless full dividends including any cumulative dividends still owing on all outstanding shares of any series of preferred shares have been paid, no dividends will be declared or paid on the common shares and generally we may not redeem or purchase any common shares. No interest will be paid in connection with any dividend payment or payments which may be in arrears.

Unless otherwise set forth in the related prospectus supplement, the dividends payable for each dividend period will be computed by annualizing the applicable dividend rate and dividing by the number of dividend periods in a year, except that the amount of dividends payable for the initial dividend period or any period shorter than a full dividend period will be computed on the basis of a 360-day year consisting of twelve 30-day months and, for any period less than a full month, the actual number of days elapsed in the period.

Rights Upon Liquidation. If we liquidate, dissolve or wind-up our affairs, either voluntarily or involuntarily, the holders of each series of preferred shares will be entitled to receive liquidating distributions in the amount set forth in the prospectus supplement relating to the series of preferred shares. If the amounts payable with respect to preferred shares of any series and any shares having the same rank as that series of preferred shares are not paid in full, the holders of the preferred shares will share ratably in any such distribution of assets in proportion to the full respective preferential amounts to which they are entitled. After the holders of each series of preferred shares having the same rank are paid in full, they will have no right or claim to any of our remaining assets. Neither the sale of all or substantially all of our property or business nor a merger or consolidation by us with any other corporation will be considered a dissolution, liquidation or winding up by us of our business or affairs.

Redemption. Any series of preferred shares may be redeemable in whole or in part at our option. In addition, any series of preferred shares may be subject to mandatory redemption pursuant to a sinking fund. The redemption provisions that may apply to a series of preferred shares, including the redemption dates and the redemption prices for that series, will be set forth in the related prospectus supplement.

If a series of preferred shares is subject to mandatory redemption, the related prospectus supplement will specify the year we can begin to redeem preferred shares, the number of preferred shares we can redeem each year, and the redemption price per share. We may pay the redemption price in cash, stock or other securities of our or of third parties, as specified in the related prospectus supplement. If the redemption price is to be paid only from the proceeds of the sale of our capital stock, the terms of the series of preferred shares may also provide that if no capital stock is sold or if the amount of cash received is insufficient to pay in full the redemption price then due, the series of preferred shares will automatically be converted into shares of the applicable capital stock pursuant to conversion provisions specified in the related prospectus supplement.

If fewer than all the outstanding shares of any series of preferred shares are to be redeemed, whether by mandatory or optional redemption, the board of directors will determine the method for selecting the shares to be redeemed, which may be by lot or pro rata by any other method determined to be equitable. From and after the redemption date, dividends will cease to accrue on the preferred shares called for redemption and all rights of the holders of those shares other than the right to receive the redemption price will cease.

Conversion Rights. The related prospectus supplement will state any conversion rights under which preferred shares are convertible into common shares or another series of preferred shares or other property. As described under “Redemption” above, under some circumstances preferred shares may be mandatorily converted into common shares or another series of preferred shares.

Voting Rights. The related prospectus supplement will state any voting rights of that series of preferred shares. Unless otherwise indicated in the related prospectus supplement, if we issue full shares of any series of preferred shares, each share will be entitled to one vote on matters on which holders of that series of preferred shares are entitled to vote. Because each full share of any series of preferred shares will be entitled to one vote, the voting power of that series will depend on the number of shares in that series, and not on the aggregate liquidation preference or initial offering price of the shares of that series of preferred shares.

Transfer Agent and Registrar. We will appoint a transfer agent, registrar and dividend disbursement agent for the preferred shares. The registrar for the preferred shares will send notices to the holders of the preferred shares of any meeting at which those holders will have the right to elect directors or to vote on any other matter.

Permanent Global Preferred Securities. A series of preferred shares may be issued in whole or in part in the form of one or more global securities that will be deposited with a depositary or its nominee identified in the related prospectus supplement. For most series of preferred shares, the depositary will be DTC. A global security may not be transferred except as a whole to the depositary, a nominee of the depositary or their successors unless it is exchanged in whole or in part for preferred shares in individually certificated form. Any additional terms of the depositary arrangement with respect to any series of preferred shares and the rights of and limitations on owners of beneficial interests in a global security representing a series of preferred shares may be described in the related prospectus supplement.

Authorized but Unissued Shares

Neither New York law nor our certificate of incorporation require shareholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public or private offerings to raise additional capital or to facilitate corporate acquisitions. One of the effects of the existence of authorized but unissued and unreserved shares may be to enable our board of directors to discourage, delay or make more difficult a change in the control of EDO Corporation by diluting the stock ownership of a person seeking to effect a change in the composition of the board of directors or contemplating a hostile take-over bid. If our board of directors were to issue additional shares in order to discourage or delay a take-over attempt, their actions may result in protecting the continuity of our management and possibly depriving the shareholders of opportunities to sell their common shares at prices higher than prevailing market prices.

New York Law, Charter and By-Law Provisions

Board of Directors. Our certificate of incorporation provides that (i) the number of directors shall be not less than nine nor more than fifteen, (ii) the board of directors shall be divided into three classes, and (iii) the exact number of directors will be determined by vote of a majority of the entire board of directors. Currently, our board of directors consists of ten members.

Removal of Directors. Under New York law, directors may be removed for cause by vote of the shareholders. The certificate of incorporation or by-laws may grant the board of directors the power to remove a director for cause, unless the director to be removed was elected by (1) cumulative voting, (2) the holders of the shares of any class or series or (3) the holders of bonds voting as a class. Under our certificate of incorporation and our by-laws, any director may be removed at any time, either for or without cause, by the affirmative vote of the holders of a majority of our outstanding shares entitled to vote for the election of directors, given at a meeting of the our shareholders called for such purpose.

Amendment to Certificate of Incorporation. Our certificate of incorporation provides that the affirmative vote of holders of at least a majority of the voting power of all outstanding voting stock is required to amend, alter, change or repeal its provisions. Additionally, our certificate of incorporation provides that the affirmative vote of at least 80% of the voting power of all outstanding voting stock is required to amend, alter, change or repeal provisions of our certificate of incorporation relating to the classification of our board of directors and the affirmative vote of at least two-thirds of the voting power of all outstanding voting stock is required to amend, alter, change or repeal provisions of our certification of incorporation relating to the vote required for certain business combinations.

Amendment of By-Laws. Under New York law, a corporation’s by-laws may be amended by a majority of the votes of shares then entitled to vote in the election of directors or, when so provided in the corporation’s certificate of incorporation or by-laws, by the board of directors. Under our by-laws, a by-law may be amended only by the affirmative vote of either (1) not less than a majority of the total number of directors then necessary to constitute a full board of directors at any regular or special meeting of directors or (2) the holders of a majority of our shares at the time entitled to vote in the election of directors at any annual meeting or any special meeting called for that purpose.

Corporation’s Best Interests. Under New York law, a director of a New York corporation, in taking action, including any action which may involve a change in control of the corporation, is entitled to consider both the long-term and short-term interests of the corporation and its shareholders and the effects that the corporation’s actions may have in the short-term or long-term upon any of the following:

•	the prospects of growth, development, productivity and profitability of the corporation,

•	the corporation’s current employees,

•	the corporation’s retired employees and others receiving or entitled to receive retirement, welfare or similar benefits from or pursuant to any plan sponsored, or agreement entered into, by the corporation,

•	the corporation’s customers and creditors, and

•	the ability of the corporation to provide, as a going concern, goods, services, employment opportunities and employment benefits and otherwise contribute to the communities in which it does business.

Authorization of Certain Actions. Under New York law, the consummation of a merger, consolidation, dissolution or disposition of substantially all of the assets of a New York corporation (such as EDO Corporation) requires the approval of such corporation’s board of directors and the holders of two-thirds of all outstanding shares of the corporation entitled to vote thereon and, in certain situations, the affirmative vote by the holders of a majority of all outstanding shares of each class or series of shares.

Indemnification and Limitation of Liability of Directors and Officers. With certain limitations, Sections 721 through 726 of the Business Corporation Law of the State of New York permit a corporation to indemnify its directors and officers made, or threatened to be made, a party to an action or proceeding by reason of the fact that such person was a director or officer of such corporation unless a judgement or other final adjudication adverse to the director or officer establishes that his or her acts were committed in bad faith or were the result of active and deliberative dishonesty and were material to the cause of action so adjudicated, or that he or she personally gained in fact financial profit or other advantage to which he or she was not legally entitled.

Section 402(b) of the Business Corporation Law of the State of New York permits New York corporations to eliminate or limit the personal liability of directors to the corporation or its shareholders for damages for any breach of duty in such capacity except liability (i) of a director (a) whose acts or omissions were in bad faith, involved intentional misconduct or a knowing violation of law, (b) who personally gained a financial profit or other advantage to which he or she was not legally entitled or (c) whose acts violated certain other provisions of New York law or (ii) for acts or omissions prior to May 4, 1988.

Our by-laws provide that we shall indemnify any person made, or threatened to be made, a party to an action or proceeding (other than one by or in the right of EDO Corporation to procure judgement in its favor), whether civil or criminal, including an action by or in the right of any other corporation which any director or officer of EDO Corporation served in any capacity at our request, by reason of the fact that he, his testator or intestate, was a director or officer of EDO Corporation, or served such other corporation in any capacity, against judgements, fines, amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred as a result of such action or proceeding, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service of any other corporation, not opposed to, our best interests and, in criminal actions or proceedings, in addition, had no reasonable cause to believe that his conduct was unlawful.

We shall indemnify any person made, or threatened to be made, a party to an action by or in the right of EDO Corporation to procure a judgement in its favor by reason of the fact that he, his testator or interstate, is or was a director or officer of EDO Corporation, or is or was serving at the request of EDO Corporation as a director or officer of any other company, against amounts paid in settlement and reasonable expenses, including attorneys’ fees actually and necessarily incurred by him in connection with the defense or settlement of such action, if such director or officer acted, in good faith, for a purpose which he reasonably believed to be in, or, in the case of service of any other corporation, not opposed to, the best interests of EDO Corporation, except that no indemnification shall be made in respect of a threatened action, or a pending action which is settled or otherwise disposed of, or any claim, issue or matter as to which such person shall have been adjudged to be liable to us, unless and only to the extent that the court in which the action was brought, or, if no action was brought, any court of competent jurisdiction, determines upon application that, the person is fairly and reasonably entitled to indemnity for such portion of the settlement amount and expenses as the court deems proper.

Business Combinations. New York law prohibits certain business combinations between a New York corporation and an “interested shareholder” for five years after the date that the interested shareholder becomes an interested shareholder unless, prior to that date, the board of directors of the corporation approved the business combination or the transaction that resulted in the interested shareholder becoming an interested shareholder. After five years, such business combination is permitted only if (1) it is approved by a majority of the shares not owned by the interested shareholder or (2) certain statutory fair price requirements are met. An “interested shareholder” is any person who beneficially owns, directly or indirectly, 20% or more of the outstanding voting shares of the corporation. Our certificate of incorporation provides that certain transactions with interested shareholders require the affirmative vote of two-thirds of our voting stock, excluding any shares beneficially owned, directly or indirectly, by any interested shareholder. An “interested shareholder” is defined in our certificate of incorporation as any person who beneficially owns, directly or indirectly, 10% or more of our outstanding voting shares.

Transfer Agent and Registrar

The transfer agent and registrar of our common stock is American Stock Transfer & Trust Company, 59 Maiden Lane, New York, New York 10038.

DESCRIPTION OF WARRANTS

We may issue, either separately or together with other securities, warrants for the purchase of our common shares. The warrants are to be issued under warrant agreements to be entered into between us and a warrant agent, all as set forth in the prospectus supplement relating to the particular issue of warrants. The form of warrant agreement, including the form of certificates representing the warrants, that will be entered into with respect to a particular offering of warrants have been or will be filed or incorporated by reference as exhibits to the registration statement of which this prospectus is a part or the documents incorporated or deemed to be incorporated by reference in the prospectus.

The following summary of selected provisions of a warrant agreement and the related warrants and the summary of selected provisions of the particular warrant agreement and warrants set forth in the applicable prospectus supplement are not and will not be complete and are subject to, and are qualified in their entirety by reference to, all of the provisions of the particular warrant agreement and the related warrants. The following description of the warrants and the warrant agreements provides certain general terms and provisions to which any prospectus supplement may relate. Other terms and provisions of any warrants and the related warrant agreement will be described in the applicable prospectus supplement. To the extent that any particular terms of the warrants or the related warrant agreement described in a prospectus supplement differ from any of the terms described below, then the terms described below will be deemed to have been superceded by that prospectus supplement.

General

We may issue warrants to purchase common shares independently or together with other securities. The warrants may be attached to or separate from the other securities. We may issue warrants in one or more series. Each series of warrants will be issued under a separate warrant agreement. The warrant agent will be our agent and will not assume any obligations to any holder or beneficial owner of the warrants.

The prospectus supplement and the warrant agreement relating to any series of warrants will include specific terms of the warrants. These terms include the following:

•	the title and aggregate number of warrants;

•	the price or prices at which the warrants will be issued;

•	the amount of common shares for which the warrant can be exercised and the price or the manner of determining the price or other consideration to purchase the common shares;

•	the date on which the right to exercise the warrants begins and the date on which the right expires;

•	if applicable, the minimum or maximum amount of warrants that may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which the warrants are issued and the number of warrants issued with each other security;

•	any provision dealing with the date on which the warrants and related securities will be separately transferable;

•	any mandatory or optional redemption provision;

•	the identity of the warrant agent; and

•	any other terms of the warrants.

The warrants will be represented by certificates. The warrant certificate may be exchanged or transferred under the terms outlined in the warrant agreement. We will not charge any service charges for any transfer or exchange of warrant certificates, but we may require payment for tax or other governmental charges in connection with the exchange or transfer. Unless the prospectus supplement states otherwise, until a warrant is exercised, a holder will not be entitled to any payments on or have any rights with respect to the common shares.

Exercise of Warrants

To exercise the warrants, the holder must provide the warrant agent with the following:

•	payment of the exercise price;

•	any required information described on the warrant certificates;

•	the number of warrants to be exercised;

•	an executed and completed warrant certificate; and

•	any other items required by the warrant agreement.

If a warrant holder exercises only part of the warrants represented by a single certificate, the warrant agent will issue a new warrant certificate for any warrants not exercised. Unless the prospectus supplement states otherwise, no fractional shares will be issued upon exercise of warrants, but we will pay the cash value of any fractional shares otherwise issuable.

The exercise price and the number of shares of common shares for which each warrant can be exercised will be adjusted upon the occurrence of events described in the warrant agreement, including the issuance of a common shares dividend or a combination, subdivision or reclassification of common shares. Unless the prospectus supplement states otherwise, no adjustment will be required until cumulative adjustments require an adjustment of at least 1% in the exercise price. From time to time, we may reduce the exercise price as may be provided in the warrant agreement.

Unless the prospectus supplement states otherwise, if we enter into any consolidation, merger, or sale or conveyance of our property as an entirety, the holder of each outstanding warrant will have the right to acquire the kind and amount of shares, other securities, property or cash receivable by a holder of the number of common shares into which the warrants were exercisable immediately prior to the occurrence of the event.

Modification of the Warrant Agreement

The common share warrant agreement will permit us and the warrant agent, without the consent of the warrant holders, to supplement or amend the agreement in the following circumstances:

•	to cure any ambiguity;

•	to correct or supplement any provision which may be defective or inconsistent with any other provisions; or

•	to add new provisions regarding matters or questions that we and the warrant agent may deem necessary or desirable and which do not adversely affect the interests of the warrant holders.

PLAN OF DISTRIBUTION

We may sell the securities to one or more underwriters for public offering and sale by them and may also sell the securities to investors directly or through agents. Any such underwriter or agent involved in the offer and sale of securities will be named in the applicable prospectus supplement. We have reserved the right to sell securities directly to investors on our own behalf in those jurisdictions where and in such manner as we are authorized to do so.

The distribution of the securities may be effected from time to time in one or more transactions at a fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. Sales of common stock may be effected from time to time in one or more transactions on the New York Stock Exchange or in negotiated transactions or a combination of those methods. We may also, from time to time, authorize dealers, acting as our agents, to offer and sell securities upon the terms and conditions as are set forth in the applicable prospectus supplement. In connection with the sale of securities, underwriters or agents may receive compensation from us in the form of underwriting discounts or commissions and may also receive commissions from purchasers of the securities for whom they may act as agent. Underwriters may sell securities to or through dealers, and those dealers may receive compensation in the form of discounts, concessions or commissions from the underwriters and/or commissions from the purchasers for whom they may act as agent. Unless otherwise indicated in a prospectus supplement, an agent will be acting on a reasonable efforts basis and a dealer will purchase securities as a principal, and may then resell such securities at varying prices to be determined by the dealer.

Any underwriting compensation paid by us to underwriters or agents in connection with the offering of securities, and any discounts, concessions or commissions allowed by underwriters to participating dealers, will be set forth in the applicable prospectus supplement. Dealers and agents participating in the distribution of securities may be deemed to be underwriters, and any discounts and commissions received by them and any profit realized by them on resale of the securities may be deemed to be underwriting discounts and commissions. Underwriters, dealers and agents may be entitled, under agreements entered into with us, to indemnification against and contribution toward certain civil liabilities, including liabilities under the Securities Act, and to reimbursement by us for expenses.

To facilitate an offering of a series of securities, persons participating in the offering may engage in transactions that stabilize, maintain, or otherwise affect the market price of the securities. This may include over-allotments or short sales of the securities, which involves the sale by persons participating in the offering of more securities than have been sold to them by us. In those circumstances, such persons would cover such over-allotments or short positions by purchasing in the open market or by exercising the over-allotment option granted to those persons. In addition, those persons may stabilize or maintain the price of the securities by bidding for or purchasing securities in the open market or by imposing penalty bids, whereby selling concessions allowed to underwriters or dealers participating in any such offering may be reclaimed if securities sold by them are repurchased in connection with stabilization transactions. The effect of these transactions may be to stabilize or maintain the market price of the securities at a level above that which might otherwise prevail in the open market. Such transactions, if commenced, may be discontinued at any time.

AVAILABLE INFORMATION

We are subject to the information requirements of the Securities Exchange Act, and we therefore file periodic reports, proxy statements and other information with the Securities and Exchange Commission relating to our business, financial results and other matters. The reports, proxy statements and other information we file may be inspected and copied at prescribed rates at the SEC’s Public Reference Room at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549 and should be available for inspection and copying at the SEC’s regional offices located at 233 Broadway, New York, New York 20549 and at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy statements and other information regarding issuers like us that file electronically with the SEC. The address of the SEC’s Internet site is http://www.sec.gov. Our SEC filings are also available at the offices of the New York Stock Exchange, Inc., 11 Wall Street, New York, New York 10005.

This prospectus constitutes part of a registration statement on Form S-3 filed under the Securities Act. As permitted by the SEC’s rules, this prospectus omits some of the information, exhibits and undertakings included in the registration statement. You may read and copy the information omitted from this prospectus but contained in the registration statement, as well as the periodic reports and other information we file with the SEC, at the public reference facilities maintained by the SEC in Washington, D.C., New York, New York and Chicago, Illinois.

Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and in each instance we refer you to the copy of the contract or document filed as an exhibit to the registration statement or to a document incorporated or deemed to be incorporated by reference in the registration statement, each such statement being qualified in all respects by such reference.

INCORPORATION BY REFERENCE

We have elected to “incorporate by reference” certain information into this prospectus. By incorporating by reference, we can disclose important information to you by referring you to another document we have filed separately with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for information incorporated by reference that is superseded by information contained in this prospectus, any applicable prospectus supplement or any document we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference in this prospectus. Likewise, any statement in this prospectus or any document which is incorporated or deemed to be incorporated by reference herein will be deemed to have been modified or superseded to the extent that any statement contained in any applicable prospectus supplement or any document that we subsequently file with the SEC that is incorporated or deemed to be incorporated by reference herein modifies or supersedes that statement. This prospectus incorporates by reference the documents set forth below that we have previously filed with the SEC:

•	our annual report on Form 10-K for the fiscal year ended December 31, 2002, including information specifically incorporated by reference into our Form 10-K from our Proxy Statement for our 2003 Annual Meeting of Shareholders, filed with the SEC on March 14, 2003, as amended on Form 10-K/A filed with the SEC on December 5, 2003;

•	our quarterly report on Form 10-Q for the quarter ended March 29, 2003, filed with the SEC on May 12, 2003;

•	our quarterly report on Form 10-Q, for the quarter ended June 28, 2003, filed with the SEC on August 6, 2003;

•	our quarterly report on Form 10-Q, for the quarter ended September 27, 2003, filed with the SEC on November 10, 2003;

•	our definitive proxy statement on Schedule 14A filed with the SEC on March 21, 2003;

•	our current report on Form 8-K filed with the SEC on February 14, 2003;

•	our current report on Form 8-K filed with the SEC on March 14, 2003;

•	our current report on Form 8-K filed with the SEC on March 21, 2003;

•	our current report on Form 8-K/A filed with the SEC on April 18, 2003;

•	our current report on Form 8-K filed with the SEC on May 6, 2003;

•	our current report on Form 8-K filed with the SEC on June 26, 2003;

•	our current report on Form 8-K filed with the SEC on August 6, 2003;

•	our current report on Form 8-K filed with the SEC on November 5, 2003;

•	our current report on Form 8-K filed with the SEC on December 23, 2003; and

•	the description of our common shares contained in our registration statement on Form S-2 filed with the SEC on June 9, 1983, including any amendment or report filed for the purpose of updating such description.

We are also incorporating by reference all other reports that we file with the SEC pursuant to Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act between the date of this prospectus and the termination of the offering.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered a copy of any or all of the information that we have incorporated by reference into this prospectus but not delivered with this prospectus. To receive a free copy of any of the documents incorporated by reference in this prospectus, other than exhibits, unless they are specifically incorporated by reference in those documents, call or write to our Corporate Secretary, EDO Corporation, 60 East 42nd Street, 42nd Floor, New York, NY 10165 (telephone (212) 716-2000). The information relating to us contained in this prospectus does not purport to be complete and should be read together with the information contained in the documents incorporated or deemed to be incorporated by reference in this prospectus and the information included in the applicable prospectus supplement.

LEGAL MATTERS

Certain legal matters with respect to the securities offered hereby will be passed upon for us by Dechert LLP, Philadelphia, Pennsylvania.

EXPERTS

Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule included in our Annual Report on Form 10-K/A for the year ended December 31, 2002, as set forth in their report, which is incorporated by reference in this prospectus and elsewhere in the registration statement. Our financial statements and schedule are incorporated by reference in reliance on Ernst & Young LLP’s reports, given on their authority as experts in accounting and auditing.

Argy, Wiltse & Robinson, P.C., independent auditors, have audited the financial statements of Advanced Engineering and Research Associates, Inc. included in our Current Report on Form 8-K/A filed with the SEC on April 18, 2003, for the year ended December 31, 2002, as set forth in their report dated February 19, 2003, which is incorporated by reference in this prospectus and elsewhere in this registration statement. Advanced Engineering and Research Associates, Inc.’s financial statements are incorporated by reference in reliance on Argy, Wiltse & Robinson, P.C.’s report, given on their authority as experts in accounting and auditing.

$175,000,000

EDO Corporation

    % Convertible Senior Subordinated

Notes due 2025

PROSPECTUS SUPPLEMENT

November     , 2005

Citigroup

Wachovia Securities